UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No                         X

BBVA

Creating Opportunities

Annual Report on the Remuneration of BBVA Directors

Reference year 2022

Report approval date 9 February 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	2

Executive summary of remunerations 2022

1.	Remuneration of executive directors 2022

The remuneration accrued by executive directors is the result of the implementation of the Directors’ Remuneration Policies approved by the General Shareholders’ Meeting.

1.1.	Total remuneration of executive directors for 2022: comparison with previous financial years and link to results (“Pay for Performance”)

The remuneration of the executive directors for financial year 2022 is the result of the implementation of the Remuneration Policy approved by the General Meeting of 20 April 2021 for financial years 2021, 2022 and 2023.

Below there is comparative information on total remuneration corresponding to 2022 and 2021, including the total remuneration granted to the executive directors for each year, considering the awarded Annual Variable Remuneration (“AVR”)1 and without considering deferred variable remuneration awarded for previous years.

The result of the 2022 Annual Variable Remuneration follows from the results obtained by BBVA Group for the different Annual Performance Indicators approved by the Board of Directors at the beginning of the year for calculating this remuneration, which are detailed in section 1.1.B below.

Thus, the BBVA Group has reported an attributable profit of EUR 6,420 million, which represents an increase of 38% with respect to the previous year, and the best result in the Group’s history. The good performance is mainly due to the strong increase in core revenues, operating expenses’ management and the positive evolution of financial assets impairments. The profit amount taken into consideration for incentive purposes has been the said profit figure excluding corporate transactions (the impact of the takeover bid in Turkey and the BBVA’s branches buyback transaction in Spain); thus reaching an attributable profit, for incentive purposes, of EUR 6,381 million. This profit figure has been also the one considered for the calculation of the rest of the financial indicators for incentive purposes.

These good results come together with value creation for shareholders, with an increase of the TBV indicator (Tangible Book Value per share) at Group level of 16.64% with respect to 2021.

All of it, has allowed the Board of Directors to submit to the General Meeting the proposal for the payment of a cash dividend for 2022 financial year of EUR 0.43 per share, which represents an increase of 39% with respect to 2021 financial year. This dividend comes along with a share buyback program for a total amount of EUR 422 million, which will entail a total remuneration for shareholders of EUR 0.50 per share.

This compares with an increase of variable remuneration of 9.2% in the case of the Chair and 10.5% in the case of the Chief Executive Officer and an increase of total remuneration of 5.8% and 4.9%, respectively.

1 This Annual Variable Remuneration is not fully vested, as it includes the deferred portion (long term) which is subject to the application of ex post adjustments (including malus clauses) that could reduce or prevent its payment and, therefore, its vesting has not occurred as at the date of the Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	3

A.	Comparison 2022 and 2021

	(EUR thousand)

CHAIR - Carlos Torres Vila	2022	2021

Annual Fixed Remuneration	2,924	2,924

Remuneration in kind	283	328

Annual pension contribution [1]	451	340

Annual Variable Remuneration [2]	4,632	4,244

Target AVR	3,572	3,572

TOTAL	8,290	7,837

(1)

Of the agreed annual contribution 15% is recorded as “discretionary pension benefits” and, once the financial year has ended, is adjusted, upwards or downwards, depending on the result of the Annual Variable Remuneration, resulting in an increase or a reduction of the agreed contribution to the pension. In 2022, an upwards adjustment of EUR 12 thousand to the agreed contribution for 2021 has been recorded (see section 4.3 A c of this Report) while in 2021 a downwards adjustment of EUR 98 thousand to the agreed contribution of 2020 was recorded (see section 4.3 A c of the Annual Report on the Remuneration of Directors for 2021 published on the Bank’s website).

(2)

Total 2022 Annual Variable Remuneration in cash. Of this remuneration, 40% shall be paid in 2023 (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) has been deferred and is subject to the results of multi-year performance indicators and other ex post adjustments that may reduce it (see section 4.3 B).

	(EUR thousand)

CHIEF EXECUTIVE OFFICER - Onur Genç	2022	2021

Annual Fixed Remuneration	2,179	2,179

Remuneration in kind	155	158

Other fixed allowances [1]	1,254	1,254

Annual Variable Remuneration [2]	3,562	3,224

Target AVR	2,672	2,672

TOTAL	7,150	6,815

(1)	Amounts paid as “cash in lieu of pension” (30% of Annual Fixed Remuneration) and annual mobility allowance.

(2)

Total 2022 Annual Variable Remuneration in cash. Of this remuneration, 40% shall be paid in 2023 (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) has been deferred and is subject to the results of multi-year performance indicators and other ex post adjustments that may reduce it (see section 4.3 B).

B.	Link between AVR and the results of the BBVA Group in 2022 (“Pay for Performance”)

Targets for annual performance indicators for 2022 AVR were set at the beginning of the year taking into consideration the analysts’ consensus at the time, providing them with a higher level of ambition over this consensus, and in accordance with existing economic and business perspectives.

  CHAIR - Carlos Torres Vila

Level of achievement (“L.A.”)	AVR 2022 (130%)				AVR 2021 (119%)

Annual Performance Indicators	Weight	Result [1]	Target	L.A.	Weight	Result [1]	Target	L.A.

Attributable profit excluding corporate transactions	10%	EUR 6,381 M	EUR 4,661 M	150%	10%	EUR 5,028 M	EUR 3,070 M	150%

Tangible book value (TBV) per share [2]	15%	7.64	7.28	115%	15%	6.55	6.78	97%

RORC	10%	15.26%	12.56%	150%	10%	14.03%	8.68%	150%

Cost-to-income ratio	10%	43.23%	45.33%	131%	10%	45.51%	47.17%	123%

Customer satisfaction (NPS) [3]	10%	108	-	108%	10%	101	-	101%

Mobilisation of sustainable financing	10%	EUR 40,643 M	EUR 32,146 M	150%	10%	EUR 30,615 M	EUR 16,878 M	120%

Digital sales [3]	10%	110	-	110%	10%	99	-	99%

Individual indicators	25%	130	00	130%	25%	120	100	120%

ANNUAL VARIABLE REMUNERATION (EUR thousand)	4,632				4,244

(1)	Results for incentive purposes. With regard to 2022 results, see section 4.3 B. a.

(2)

In the case of TBV per share there are two targets: one linked to growth (budgetary target) and another one linked to value creation which is the one used for incentive purposes (shown above). The budgetary target was EUR 6.80 per share in 2022 and EUR 6.25 per share in 2021.

(3)

NPS and Digital sales indicators do not have an associated target at Group level, but their targets are established at country level. The Group’s achievement for these indicators will be calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	4

  CHIEF EXECUTIVE OFFICER - Onur Genç

Level of achievement (“L.A.”)	AVR 2022 (133%)				AVR 2021 (121%)

Annual Performance Indicators	Weight	Result [1]	Target	L.A.	Weight	Result [1]	Target	L.A.

Attributable profit excluding corporate transactions	15%	EUR 6,381 M	EUR 4,661 M	150%	15%	EUR 5.028 M	EUR 3.070 M	150%

Tangible book value (TBV) per share [2]	10%	7.64	7.28	115%	10%	6,55	6,78	97%

RORC	10%	15.26%	12.56%	150%	10%	14,03%	8,68%	150%

Cost-to-income ratio	15%	43.23%	45.33%	131%	15%	45,51%	47,17%	123%

Customer satisfaction (NPS) [3]	15%	108	-	108%	15%	101	-	101%

Mobilisation of sustainable financing	10%	EUR 40,643 M	EUR 32,146 M	150%	10%	EUR 30.615 M	EUR 16.878 M	120%

Digital sales [3]	10%	110	-	110%	10%	99	-	99%

Individual indicators	15%	150	100	150%	15%	120	100	120%

ANNUAL VARIABLE REMUNERATION (EUR thousand)	3,562				3,224

(1)	Results for incentive purposes. With regard to 2022 results, see section 4.3 B. a.

(2)

In the case of TBV per share there are two targets: one linked to growth (budgetary target) and another one linked to value creation which is the one used for incentive purposes (shown above). The budgetary target was EUR 6.80 per share in 2022 and EUR 6.25 per share in 2021.

(3)

NPS and Digital sales indicators do not have an associated target at Group level, but their targets are established at country level. The Group’s achievement for these indicators will be calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

1.2.	Summary of remuneration accrued[2] by executive directors in 2022

(EUR thousand and shares)

Director	Fixed (paid in 2022)			Variable (payable in 2023)		Deferred Variable (payable in 2023) [3]
	Annual Fixed Remuneration	Other items		Upfront Payment [2] 2022 AVR		Deferred AVR 2021		Deferred AVR 2019		Deferred AVR 2018		Deferred AVR 2017
		In Kind	Pension / Other [1]	Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares

Chair	2,924	283	451	926	158,169	215	57,325	513	136,587	128	35,795	154	27,898

CEO	2,179	155	1,254	712	121,646	164	43,552	460	122,572	-	-	-	-

(1)

In the case of the Chair it includes the agreed annual contribution to cover the retirement contingency (EUR 439 thousand), plus the upward adjustment to “discretionary pension benefits” of EUR 12 thousand recorded in 2022 (see section 4.3. A. c). In the case of the CEO it includes “cash in lieu of pension” and the mobility allowance. Moreover, and pursuant to the contractual provisions described in section 4.3 A. c, the Bank has paid in 2022 annual insurance premiums to cover death and disability contingencies for an amount of EUR 473 thousand in the case of the Chair and EUR 285 thousand in the case of the CEO.

(2)	40% of the 2022 Annual Variable Remuneration.

(3)	In 2023, the following Deferred AVR will vest to the executive directors (see section 4.3. B. c):

●	First payment of the 2021 Deferred AVR (20% of the Deferred AVR 2021).
●	First payment of the 2019 Deferred AVR (60% of the Deferred AVR 2019).
●	Second payment of the 2018 Deferred AVR of the Chair (20% of the 2018 Deferred AVR). The CEO does not have any outstanding amounts of the 2018 Deferred AVR.
●	Third and last payment of the 2017 Deferred AVR of the Chair (20% of the 2017 Deferred AVR). The CEO does not have any outstanding amounts of the 2017 Deferred AVR.

All the cash amounts of the Deferred AVR from prior years includes the corresponding update pursuant to year-on-year CPI.

2 In accordance with Circular 4/2013 of the Spanish National Securities Market Commission (“CNMV”), for the purposes of this Report, remuneration accrued in 2022 are those fixed remuneration paid in 2022 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report, once 2022 financial year has ended and it has been verified that ex post adjustments (including malus arrangements) preventing or limiting its payment to the beneficiary do not apply.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	5

In view of the foregoing, the total monetized remuneration accrued by each executive director in 2022 is included below (see section C.1. c) of section 5 of the CNMV Statistical Appendix):

(EUR thousand)

Director	Cash				Gross Profit of the shares			Total
	Annual Fixed Remuneration	In Kind	Other items	AVR (2022 and Deferred)	Shares	Share price	Gross profit of the shares

Chair	2,924	283	-	1,937	415,774	5.86	2,436	7,580

CEO	2,179	155	1,254	1,336	287,770	5.86	1,686	6,610

1.3.	Deferred variable remuneration from previous years payable to executive directors in 2023

1.3.1.	First payment of 2021 Deferred AVR

In accordance with the directors’ remuneration policy applicable in 2021, the first payment of this remuneration to the executive directors is due in 2023 in the following amounts (in cash and in shares):

2021 Deferred AVR (EUR thousand and shares)

Executive directors	Maximum amount 2021 DAVR		2021 DAVR to be paid in 2023 [1] (first payment 20%)		2021 DAVR to be paid each year in 2024, 2025, 2026 and 2027 (20%)
	Cash	Shares	Cash[2]	Shares	Cash	Shares

Chair	1,018	286,625	204	57,325	204	57,325

CEO	774	217,760	155	43,552	155	43,552

(1)

First payment of the 2021 Deferred AVR of the executive directors (20%). The remaining 80% is deferred and payable, in equal parts, in 2024, 2025, 2026 and 2027, the last three payments being subject to the outcome of the Multi-year Performance Indicators established for the 2021 Deferred AVR which may reduce it (ex post adjustments).

(2)	Amount that will be updated by applying the Consumer Price Index (“CPI”) in the amount of EUR 12 thousand for the Chair and EUR 9 thousand for the CEO.

1.3.2.	First payment of 2019 Deferred AVR

In accordance with the directors’ remuneration policy applicable in 2019, the first payment of this remuneration to executive directors is due in 2023, determined in the following amounts (cash and shares) in view of the outcome of the Multi-year Performance Indicators approved in 2019, as set forth below:

2019 Deferred AVR (EUR thousand and shares)

Executive directors	Maximum amount 2019 DAVR		Reduction (ex post adjustments)	Final amount 2019 DAVR		2019 DAVR to be paid in 2023 [1] (first payment 60%)		2019 DAVR to be paid each year in 2024 and 2025 (20%)
	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash	Shares

Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529
CEO	685	204,288		685	204,288	411	122,572	137	40,858

(1)	First payment of 2019 Deferred AVR of the executive directors (60%). The remaining 40% is deferred and payable, in equal parts, in 2024 and 2025.

(2)	This amount will be updated by applying the CPI in the amount of EUR 55 thousand for the Chair and EUR 49 thousand for the CEO.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	6

The result obtained for each of the 2019 DAVR Multi-year Performance Indicators, as well as the threshold set for the possible reduction of each of them, which has served to determine its final amount, are detailed below:

2019 Deferred AVR (long-term measurement period 2020–2022)
2019 DAVR Multi-year Performance Indicators	Solvency	Liquidity		Profitability
	Fully-loaded CET1	LtSCD (Loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin – Loan-Loss Provisions)/Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)

Weighting	40%	10%	10%	10%	20%	10%

Threshold for no reduction	≥ 9.89%	≤ 140%	≥ 105%	≥ 0.20%	≥ 2.0%	1st to 8th

Result	12.32%	102%	159%	1.26%	10.7%	3rd

% reduction DAVR	0%	0%	0%	0%	0%	0%

With respect to the TSR indicator, which tracks total return for shareholders, the evolution of the indicator has been compared to that of the peer group approved by the Board of Directors in 2020 and set forth in Appendix 2 over the three-year period running from 1 January 2020 to 31 December 2022.

1.3.3.	Second payment of 2018 Deferred AVR

In accordance with the directors’ remuneration policy applicable in 2018, the amount of this remuneration was determined in financial year 2022 in view of the result of the Multi-year Performance Indicators approved in 2018, as reported in the Annual Report on the Remuneration of Directors for financial year 2021. The second payment of this deferred remuneration is due to the Chair in 2023, in the following amounts (in cash and in shares):

2018 Deferred AVR (EUR thousand and shares)

Executive director	Maximum amount 2018 DAVR		Reduction (ex post adjustments)	Final amount 2018 DAVR		2018 DAVR paid in 2022 (first payment 60%)		2018 DAVR to be paid in 2023 [1] (second payment 20%)		2018 DAVR to be paid in 2024 (third payment 20%)
	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares

Chair	574	180,785	-1%	569	178,977	341	107,386	114	35,795	114	35,795

(1)	Second payment of 2018 Deferred AVR of the Chair (20%) (with the remaining 20% due in 2024). The CEO does not have any outstanding 2018 Deferred AVR.

(2)	Amount already updated in 2022 by applying the CPI in the amount of EUR 23 thousand.

(3)	This amount will be updated by applying the CPI in the amount of EUR 15 thousand.

1.3.4.	Third and final payment of 2017 Deferred AVR

In accordance with the directors’ remuneration policy applicable in 2017, the amount of this remuneration was determined in financial year 2021 in view of the result of the Multi-year Performance Indicators approved in 2017, as reported in the Annual Report on the Remuneration of Directors for financial year 2020. The third and final payment of this deferred remuneration is due to the Chair in 2023, in the following amounts (in cash and in shares):

2017 Deferred AVR (EUR thousand and shares)

Executive director	Maximum amount 2017 DAVR		Reduction (ex post adjustments)	Final amount 2017 DAVR		2017 DAVR paid in 2021 (first payment 60%)		2017 DAVR paid in 2022 (second payment 20%)		2017 DAVR to be paid in 2023 [1] (third payment of 20%)
	Cash	Shares		Cash	Shares	Cash[2]	Shares	Cash[3]	Shares	Cash [4]	Shares

Chair	675	139,488	0%	675	139,488	405	83,692	135	27,898	135	27,898

(1)	Third and last payment of 2017 Deferred AVR of the Chair (20%). The CEO does not have any outstanding 2017 Deferred AVR.

(2)	Amount already updated in 2021 by applying the CPI in the amount of EUR 6 thousand.

(3)	Amount already updated in 2022 by applying the CPI in the amount of EUR 11 thousand.

(4)	Amount to be updated by applying the CPI in the amount of EUR 19 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	7

2.	Remuneration of non-executive directors 2022

The remuneration accrued by non-executive directors in 2022 is the result of applying the Directors’ Remuneration Policy approved by the General Meeting of 20 April 2021. The amounts pertaining to the positions of member of the Board, member and chair of the Board committees, and Deputy Chair and Lead Director have not been raised since 2007, although they have been redistributed.

2.1.	Fixed annual allowance 2022

(EUR thousand)

Non-executive directors	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
									2022	2021

José Miguel Andrés Torrecillas	129	167	66			115		50	527	527

Jaime Caruana Lacorte	129	167	165	107					567	567

Raúl Galamba de Oliveira	129			107			43	53	332	278

Belén Garijo López	129		66		107	46			349	349

Connie Hedegaard (2)	107								107	0

Sunir Kumar Kapoor (3)	32						11		43	172

Lourdes Máiz Carro	129		66		43				238	238

José Maldonado Ramos	129	167				46			342	342

Ana Peralta Moreno	129		66		43				238	238

Juan Pi Llorens	129			214		46	43	27	458	512

Ana Revenga Shanklin	129			107			29		264	236

Susana Rodríguez Vidarte	129	167		107		46			449	449

Carlos Salazar Lomelín	129				43				172	172

Jan Verplancke	129				43		43		214	214

Total (4)	1,684	667	431	642	278	301	168	130	4,300	4,293

(1)

Amounts received in 2022 and 2021 by José Miguel Andrés Torrecillas, in his capacity as the Deputy Chair of the Board of Directors, by Juan Pi Llorens, in his capacity as Lead Director (until 28 April 2022) and by Raúl Galamba de Oliveira (from his appointment as Lead Director on 28 April 2022).

(2)	Director appointed by the General Meeting of 18 March 2022. Remuneration received based on the date of acceptance of the position.

(3)	Director who left office on 18 March 2022. Remuneration for the term of office in 2022.

(4)	Includes amounts corresponding to membership of the Board and its various committees during the 2022 and 2021 financial years.

In addition, in 2022, the Bank paid remuneration in kind for non-executive directors in the aggregate total amount of EUR 110 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	8

2.2.	Fixed remuneration system with deferred delivery of BBVA shares

Through the implementation of this system, the number of theoretical shares allocated to each non-executive director in 2022 is equal to 20% of the annual fixed allowance in cash received by each director in 2021 based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of 18 March 2022, which was EUR 5.47 per share. Under the terms of the Policy, BBVA shares will only be delivered after the director ceases to hold such office, provided that this is not due to a serious dereliction of duties.

	2022		2021

Non-executive directors	Theoretical shares allocated	Theoretical shares accumulated as at 31 December	Theoretical shares allocated	Theoretical shares accumulated as at 31 December

José Miguel Andrés Torrecillas	19,253	118,025	22,860	98,772

Jaime Caruana Lacorte	20,733	77,705	25,585	56,972

Raúl Galamba de Oliveira	10,177	19,677	9,500	9,500

Belén Garijo López	12,741	90,589	15,722	77,848

Connie Hedegaard (1)	0	0	0	0

Sunir Kumar Kapoor(2)	6,270	0	7,737	30,652

Lourdes Máiz Carro	8,696	64,356	10,731	55,660

José Maldonado Ramos	12,493	136,477	15,416	123,984

Ana Peralta Moreno	8,696	35,092	10,731	26,396

Juan Pi Llorens	18,703	134,599	23,079	115,896

Ana Revenga Shanklin	8,611	16,179	7,568	7,568

Susana Rodríguez Vidarte	16,400	177,775	20,237	161,375

Carlos Salazar Lomelín	6,270	11,912	5,642	5,642

Jan Verplancke	7,835	29,251	9,024	21,416

Total(3)	156,878	911,637	183,832	791,681

(1)	Director appointed by the General Meeting held on 18 March 2022, therefore the allocation of theoretical shares is not due until 2023.

(2)

Director who left office on 18 March 2022. In application of the system, he received a total of 36,922 BBVA shares after his departure, which is equivalent to the total number of theoretical shares accumulated up to that date.

(3)	The price at which the shares were allocated in 2022 and 2021 was EUR 5.47 and EUR 4.44 per share, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	9

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.

REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia)

Tax identification number (NIF): A-48265169

1.	Introduction

This report has been prepared in accordance with the provisions of Article 541 of the Consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of 2 July, and with the provisions of Circular 4/20133 of the Spanish National Securities Market Commission (“CNMV”) .

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Institution”, the “Company” or the “Bank”), at its meeting held on 9 February 2023, on the proposal of the Remuneration Committee, has approved this Annual Report on the Remuneration of BBVA Directors (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on the remuneration policy applicable to the members of the BBVA Board of Directors for the current financial year (2023), together with a global summary of how the policy was applied during the financial year last ended (2022) and a breakdown of the individual remuneration of each type accrued by each director during such financial year.

The BBVA Directors’ Remuneration Policy applicable in 2022 was the one approved at the General Shareholders’ Meeting held on 20 April 2021 (the “Directors’ Remuneration Policy” or the “Policy”).

The BBVA Board of Directors, at the proposal of the Remuneration Committee, has approved a new remuneration policy for BBVA directors, which will be submitted to the Annual General Shareholders’ Meeting of the Company, for its application during the financial years 2023, 2024, 2025 and 2026.

This Report also includes information on the BBVA Group’s General Remuneration Policy applicable during the 2022 financial year, which is based on the same principles as those governing the BBVA Directors’ Remuneration Policy and which also sets forth the special provisions applicable to the categories of staff whose professional activities have a material impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), including members of BBVA Senior Management.

This Report, together with the statistical appendix included in section 5, has been disclosed as other material information simultaneously with the annual corporate governance report and will be submitted to a consultative vote as a separate item on the agenda at the 2023 Annual General Shareholders’ Meeting. This report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2022 financial year.

Appendix 3, “Alignment with the Template set out in Circular 4/2013”, specifies the location in this Report of the information set out in each section of the standard electronic template published by the CNMV.

3 Circular 4/2013, of 12 June, of the National Securities Market Commission, establishing the templates of the annual report on the remuneration of directors of listed companies and of the members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets (the “CNMV Circular 4/2013”).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	10

This document should be read in conjunction with the BBVA Directors’ Remuneration Policy approved by the General Meeting in 2021, with the proposal of the new BBVA directors’ remuneration policy submitted for approval to the Annual General Shareholders’ Meeting which will foreseeably be held on 17 March 2023, as well as with Note 54 of the Report of the BBVA Group’s consolidated Annual Financial Statements for 2022 financial year, which discloses, individually and by item, the directors’ remuneration for 2022. These documents, as well as this Report, are available on the Bank’s website as of the call of the referred General Meeting (www.bbva.com).

2.	BBVA Group’s General Remuneration Policy

2.1. General principles

BBVA has a BBVA Group’s General Remuneration Policy that is generally applicable to all employees and senior managers of BBVA and the companies that comprise its group (the “BBVA Group” or the “Group”) and which is geared towards the recurrent creation of value for the Group, the furtherance of the strategy defined by the Group and the alignment of the interests of its employees and shareholders with prudent risk management (the “Group’s General Remuneration Policy”).

This policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the following principles:

●	long-term value creation;

●	achieving results through prudent and responsible risk-taking;

●	attracting and retaining the best talent;

●	rewarding level of responsibility and professional career;

●	ensuring internal equity and external competitiveness;

●	ensuring equal pay for men and women; and

●	ensuring the transparency of the remuneration model.

On the basis of these principles, BBVA has defined the Group’s General Remuneration Policy, taking into account, not only compliance with the legal requirements applicable to credit institutions and the various sectors in which the Group operates, but also the alignment with best market practices. As such, elements have been included in this Policy that are aimed at reducing exposure to excessive risks and aligning remuneration with the Group’s business strategy and its long-term objectives, values and interests.

Thus, pursuant to the foregoing principles the BBVA Group’s General Remuneration Policy:

✓	contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values, interests, value creation and long-term sustainability;

✓

is compatible with and promotes prudent and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution or the Group, in a manner that is consistent with BBVA Group’s risk strategy and culture;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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✓

is clear, comprehensible and transparent, with a simple wording that enables understanding of the various elements that make up the remuneration system and the conditions for its award, vesting and payment. To that end, it clearly distinguishes between the criteria for determining fixed remuneration and variable remuneration;

✓	is gender-neutral, as it provides for equal compensation for the same duties, or duties of equal value, and does not establish any difference or discrimination on the basis of gender;

✓

includes measures to avoid conflicts of interest, promoting the independence of judgement of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems; and

✓

endeavours that remuneration is not based solely, or primarily, on quantitative criteria, but also takes into account appropriate qualitative criteria that reflect compliance with applicable regulations, and corporate culture and values.

The BBVA Group’s General Remuneration Policy was last updated by the Board of Directors, at the proposal of the Remuneration Committee and following the analysis by the Risk and Compliance Committee, on 30 June 2021. A new update of this policy is planned for 2023 to incorporate into the variable remuneration model for the Identified Staff the new features introduced in the new BBVA directors’ remuneration policy which will be submitted for approval at the Annual General Shareholders’ Meeting.

2.2. Special provisions applicable to the Identified Staff

The BBVA Group’s General Remuneration Policy includes a section containing the specific rules applicable to the Identified Staff of BBVA and its Group, which includes members of the Board of Directors4 and BBVA Senior Management. These rules have been established in accordance with the regulations and recommendations applicable to the remuneration schemes of such staff and, in particular, with the provisions of Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions and its implementing regulations.

These rules aim to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices.

The result is an incentive scheme that is geared towards aligning the remuneration of the members of the Identified Staff with the Group’s long-term objectives, values and interests, with the creation of value, and with prudent risk management on the basis of, inter alia, the following key features:

●	Balance between fixed and variable remuneration

The fixed and variable components of total remuneration must be appropriately balanced, ensuring that the policy is fully flexible with regard to payment of the variable components such that these components may be reduced, even to zero.

4 The remuneration of the members of the BBVA Board of Directors is governed by a specific remuneration policy, as described below in this Report. Thus, directors are expressly excluded from the scope of application of the BBVA Group’s General Remuneration Policy, although they are members of the Identified Staff by virtue of applicable law and regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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For these purposes, the Bank has defined “target” ratios between the main components of the fixed and variable remuneration, taking into account both the duties carried out and their impact on the risk profile. To strengthen the independence and objectivity of control functions, the fixed components of their remuneration have a greater weight than the variable components, which are mainly connected to the functions’ own targets.

●	Limitation on variable remuneration

The variable component of remuneration for a given financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%.

●	Prohibition on hedging strategies

The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

  Rules for the accrual, award, vesting and payment of 2022 Annual Variable Remuneration

●    Accrual and award of Annual Variable Remuneration

In order to ensure alignment with results and long-term sustainability, the annual variable remuneration of the Identified Staff (including executive directors and the rest of the members of Senior Management) will not accrue, or will accrue in a reduced amount, if certain profit and capital ratio levels, as determined by the Board of Directors, are not achieved. These levels shall also be applicable to the rest of the workforce.

Likewise, the annual variable remuneration will be reduced in the event that, at the time of each beneficiary’s performance assessment, there has been a downturn in the Group’s results or other parameters, such as the level of achievement of budgeted targets.

The annual variable remuneration of members of the Identified Staff, as well as that of the other employees of BBVA Group, consists of an annual incentive that reflects performance as measured through the achievement of certain targets that are aligned with the risk incurred, and is calculated on the basis of:

(i)  annual performance indicators (financial and non-financial), which take into account current and future risks as well as the strategic priorities defined by the Group (the “Annual Performance Indicators”);

(ii)   the scales of achievement that may be established according to the weighting assigned to each indicator and based on the targets set for each of them; and

(iii)  a target annual variable remuneration, representing the amount of the annual variable remuneration in the event that 100% of the previously established targets are met (the “Target Annual Variable Remuneration” or the “Target AVR”).

The amount to be received as annual variable remuneration by applying the corresponding scales of achievement may range from 0% to 150% of the Target Annual Variable Remuneration. The resulting amount will constitute the annual variable remuneration of each beneficiary (the “Annual Variable Remuneration” or “AVR”).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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The financial Annual Performance Indicators are aligned with the most relevant management metrics for the Bank, while the non-financial Annual Performance Indicators are related to the strategic targets defined at the Group level, the area level and for each individual beneficiary.

In no event will variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks as well as the cost of the necessary capital and liquidity, reflecting performance that is sustainable and commensurate to risk.

●    Upfront payment

Once awarded, 60% of the Annual Variable Remuneration of the Identified Staff — 40% in the case of members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management — will vest and be paid, if the relevant conditions are met, as a general rule, during the first four months of the financial year (the “Upfront Portion”).

●    Deferral rules

40% of the Annual Variable Remuneration — 60% for members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management — will be deferred for a period of 4 years (the “Deferred Portion”, the “Deferred AVR” or the “DAVR”). In the case of members of BBVA Senior Management, the deferral period shall be 5 years.

●    Payment in shares or instruments

50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, shall be settled in BBVA shares or in instruments linked to BBVA shares. For members of BBVA Senior Management, 50% of the Upfront Portion and 60% of the Deferred Portion shall be settled in BBVA shares.

●   Retention period

The shares or instruments awarded as Annual Variable Remuneration, both for the Upfront Portion and the Deferred Portion, shall be withheld for a one-year period following delivery. The foregoing shall not apply to those shares or instruments the sale of which would be required to honour the payment of taxes accruing on delivery.

●    Ex post adjustments to the Deferred Portion

To ensure that the process of assessing the results to which the Annual Variable Remuneration is linked falls within a multi-year framework that considers long-term results, and to ensure also that the Annual Variable Remuneration is effectively paid over a period that takes into account the economic cycle of the Bank and its risks, the Annual Variable Remuneration of the Identified Staff will be subject to ex post adjustments aligned with prudent risk management and linked to the results of multi-year performance indicators.

Thus, the Deferred AVR of members of the Identified Staff may be reduced, though never increased, based on the results of indicators that are aligned with the Group’s core metrics for risk control and management, related to solvency, liquidity, profitability and value creation (the “Multi-year Performance Indicators”).

●    Malus and clawback arrangements

The entire Annual Variable Remuneration of the members of the Identified Staff, both the part in cash and the part in BBVA shares or instruments linked to BBVA shares, will be subject to reduction and recovery arrangements (malus and clawback) during the entire period of deferral and retention of the shares or instruments.

As a result, the BBVA Group has been implementing a robust and consistent remuneration policy over time that contributes to its business strategy and sustainable performance and that is aligned with the long-term interests of the Bank, the interests of its shareholders and prudent risk management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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3.	Directors’ Remuneration Policy applicable in 2022

The remuneration policy applicable to members of the Board of Directors is based on the same principles that govern the BBVA Group’s General Remuneration Policy and, in the case of executive directors, shares the same variable remuneration scheme set forth therein which has been described in the previous section albeit with certain specificities due to their status as directors.

The Directors’ Remuneration Policy applicable in 2022 financial year was approved by the General Shareholders’ Meeting held on 20 April 2021 and is available on the Bank’s website5.

This Policy has been designed in accordance with corporate legislation and the specific regulations applicable to credit institutions and in accordance with the provisions of the Bylaws, while also taking into account best remuneration practices and recommendations, both local and international.

The Policy distinguishes between the remuneration system applicable to the directors in their capacity as such (non-executive directors) and that applicable to executive directors (those who perform management duties at the Institution), and contains various measures to promote prudent management of risks and align remuneration with the long-term interests of the Institution.

3.1. Decision-making process for approval of the Policy

In accordance with the Regulations of the Board of Directors of BBVA, one of the Board’s functions is to approve the directors’ remuneration policy so that it may be submitted to the General Shareholders’ Meeting.

Meanwhile, the Remuneration Committee assists the Board in matters of remuneration, and is responsible for proposing to the Board of Directors, for its submission to the General Shareholders’ Meeting, the director’s remuneration policy, together with its corresponding report.

In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee works alongside the Risk and Compliance Committee, which is also involved in establishing the remuneration policy to ensure that it is consistent with sound and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution.

Moreover, the Remuneration Committee is also tasked with ensuring compliance with the remuneration policies established by the Company and reviewing them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, inter alia, that they are adequate for the purposes of attracting and retaining the best talent, that they contribute to the creation of long-term value and adequate risk management and control, and that they address the principle of equal pay.

In 2021, new regulations governing remuneration that came into force during the financial year, together with developments in market practice, the outcome of dialogue between BBVA and its investors and the very nature of the Bank’s Corporate Governance System, led the Remuneration Committee to review the directors’ remuneration policy and the remuneration system as a whole.

5www.bbva.com

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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To this end, the Remuneration Committee was assisted by the Bank’s internal services and also relied on the independent advice of two leading firms on the remuneration of directors and senior managers, namely: WTW, with respect to market analysis and peer comparisons, and J&A Garrigues, S.L.P., with respect to legal analysis of the Policy.

In the establishment of the Policy, the Remuneration Committee analysed the remuneration payable by the main comparable financial institutions in BBVA’s peer group for remuneration purposes to individuals holding similar positions, as well as market practice in relation to variable remuneration models in the case of the Chair and the Chief Executive Officer.

Lastly, pursuant to Articles 511 bis and 529 novodecies of the Spanish Corporate Enterprises Act, the Directors’ Remuneration Policy applicable in 2021, 2022 and 2023 financial years was submitted, as a separate item on the agenda, for the approval of the Bank’s General Shareholders’ Meeting held on 20 April 2021, which approved it with a majority vote in favour (93.59%).

As part of the governance and supervision model of the Policy, the Remuneration Committee is empowered to propose to the Board of Directors for approval or, where applicable, submission to the General Meeting where required by law, the implementation of all amendments or derogations to the Policy that may be necessary during its term.

The BBVA Directors’ Remuneration Policy in force for the 2022 financial year is available on the Bank’s website: www.bbva.com.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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3.2. Remuneration system for non-executive directors 2022

In accordance with Article 33º bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they undertake, and consists of fixed remuneration only, comprising the following items:

Item	Payment	Other characteristics

Annual fixed allowance	Monthly and in cash for the position of member of the Board and of the different committees and, if so, for the performance of other duties (such as the position of Lead Director or Deputy Chair)	Overall limit approved by the General Meeting: EUR 6 million per year

Remuneration in kind	The Bank pays the corresponding premiums (healthcare and accident insurance policies) that are allocated to the directors as remuneration in kind	See amounts for 2022 in section 4.2. A and B below

Fixed remuneration system with deferred delivery of BBVA shares	Annual allocation of a number of theoretical shares of BBVA, with effective delivery after the director ceases to hold such office for any reason other than a serious dereliction of duties	Allocation equal to 20% of the annual fixed allowance in cash received during the previous financial year

Amounts corresponding to the annual fixed allowance approved by the Board of Directors

Role	EUR thousand

Member of the Board of Directors	129

Member of the Executive Committee	167

Chair of the Audit Committee	165

Member of the Audit Committee	66

Chair of the Risk and Compliance Committee	214

Member of the Risk and Compliance Committee	107

Chair of the Remuneration Committee	107

Member of the Remuneration Committee	43

Chair of the Appointments and Corporate Governance Committee	115

Member of the Appointments and Corporate Governance Committee	46

Chair of the Technology and Cybersecurity Committee*	107

Member of the Technology and Cybersecurity Committee	43

Deputy Chair	50

Lead Director	80

*At the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position.

These amounts were approved by the Board of Directors on 29 May 2019, on the proposal of the Remuneration Committee, following analysis of the corresponding market comparisons. Without prejudice to the reallocation of amounts to adapt them to the functions of each Committee/position, no increases have taken place since 2007.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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3.3. Remuneration system for executive directors 2022

Executive directors have their own remuneration system that is defined in accordance with best market practices. Its items are set out in Article 50º bis of the Bylaws and are the same as those that are generally applicable to BBVA Senior Management.

3.3.1.	Items of the remuneration system for executive directors 2022

Item	Allocation criteria	Payment	Reference / Amount	Adjustments / Condition

Annual Fixed Remuneration (“AFR”)	• Assigned duties and level of responsibility • Competitive in the market	In cash, monthly payments	Chair (Carlos Torres Vila): EUR 2,924 thousand CEO (Onur Genç): EUR 2,179 thousand	N/A

Remuneration in kind	In line with that granted to Senior Management	Allowances and premiums or payments made by the Bank and allocated as remuneration in kind	See breakdown of amounts for 2022 in section 4.3. A. b)	N/A

Contribution to pension systems	As per contract and Policy (contingencies of retirement, death and disability)	At the time of the contingency (in the form of income or capital in the case of the retirement pension)	Chair: Annual contribution to the pension of EUR 439 thousand, plus premiums for death and disability coverage See breakdown of amounts for premiums in 2022 in section 4.3. A c)	Terms set forth in his contract and, in any case, provided that he is not removed from office due to serious dereliction of duties
			CEO: No retirement pension. The Bank pays premiums for death and disability insurance See breakdown of amounts for premiums in 2022 in section 4.3. A c)	Terms set forth in his contract.

Other fixed allowances	As per contract and Policy	Monthly payment	CEO: cash in lieu of pension (30% of AFR) and mobility allowance (EUR 600 thousand)	N/A

Annual Variable Remuneration (“AVR”)	Annual award based on the results of Annual Performance Indicators (financial and non-financial), as per the pre-established targets, scales of achievement and weightings, which will be equal to the Target AVR if 100% of the targets set are achieved	In cash and shares (more than 50% in shares) 40% upfront and 60% deferred over 5 years, subject to ex post adjustments

Chair Target AVR:

EUR 3,572 thousand

CEO Target AVR:

EUR 2,672 thousand

•  Scales of achievement limited to 150% of Target AVR

•  Maximum of 200% of fixed remuneration, as resolved by the General Meeting

See breakdown of the amount of the AVR for 2022 in section 4.3. B a)

•  Ex post adjustments: possible downward adjustment of Deferred AVR pursuant to the result of Muti-year Performance Indicators

•  Malus and clawback arrangements for 100% of the AVR

•  One-year retention of shares delivered

Non-compete arrangement	As per contract and Policy	Monthly payment during the non-compete period, after the executive director ceases to hold such office	2 times the AFR (one for each year of the term of the arrangement)	Terms set forth in their contracts and provided that termination of office is not due to retirement, disability or serious dereliction of duties

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In addition, in the same way as for the other members of the Identified Staff, the Policy establishes that fixed and variable components must be appropriately balanced in the total remuneration of executive directors.

To this end, the Directors’ Remuneration Policy establishes the theoretical relative proportion between the main fixed and variable components of the remuneration of BBVA’s executive directors (“target ratios”), that take into account both the role carried out by executive directors and their impact on the risk profile of the Group, and are aligned with the proportions for this ratio generally established for the rest of the members of the Identified Staff:

Executive director	Annual Fixed Remuneration	Target Annual Variable Remuneration

Chair	45%	55%

CEO	45%	55%

The Annual Variable Remuneration that is awarded to each executive director in each financial year shall be calculated in accordance with the rules set out in the Policy for this purposes and shall be subject to the same vesting and payment rules applicable to the Annual Variable Remuneration of the Identified Staff described in section 2.2. above, albeit with certain specificities due to their status as directors. Thus, in order to align remuneration with effective risk management:

  ●  The Upfront Portion (40%) of the AVR will vest and be paid, if the relevant conditions are met, in the first quarter of the financial year, while the remaining 60% will be deferred over a period of 5 years — the Deferred Portion — and will be paid, if the relevant conditions are met, after each of the 5 years of deferral, in an amount equal to 20% of the Deferred AVR each year.

 ●  The Upfront Portion of the AVR will be paid in equal parts cash and BBVA shares, while 60% of the Deferred Portion will be paid in BBVA shares and the remaining 40% will be paid in cash.

  ●  The Deferred Portion of the AVR may be reduced, but never increased, based on the results of pre-established Multi-year Performance Indicators.

The Multi-year Performance Indicators, which relate to solvency, liquidity, profitability and the creation of value, help to ensure that the remuneration system for executive directors is consistent with the Group’s risk strategy and long-term performance. Following the end of the third year of deferral, the results of the Multi-year Performance Indicators will determine whether any potential ex post downward adjustments need to be made to the Deferred Portion of the AVR that remains outstanding.

  ●  Moreover, the full amount of the Annual Variable Remuneration for executive directors (both the part in cash and the part in shares) will be subject to malus and clawback arrangements on the same terms as those applicable to the rest of the Identified Staff.

The malus and clawback arrangements will be triggered in the event of a downturn in the financial performance of the Bank as a whole, or of a particular unit or area thereof, or of the exposures generated by an executive director, when such downturn in financial performance arises from a set of circumstances set out in the Policy. In addition, such clauses may also be triggered in the event that any such circumstances cause significant reputational damage to the Bank, regardless of the financial impact caused.

  ●  The BBVA shares delivered as Annual Variable Remuneration, both for the Upfront Portion and the Deferred Portion, shall be withheld for a one-year period following their delivery. The foregoing shall not apply to those shares the sale of which may be required in order to honour the payment of taxes accruing on delivery.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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●	The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

●

The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage, up to a maximum of 200%, all in accordance with the procedure and requirements set forth in applicable law and regulations.

The Policy also includes further restrictions on the transferability of shares derived from variable remuneration, in line with the provisions of Recommendation 62 of the CNMV’s Good Governance Code of Listed Companies.

Thus, executive directors may not transfer shares derived from the settlement of variable remuneration until a period of at least three years has elapsed, unless the director in question maintains, at the time of the transfer, through the ownership of shares, options or other financial instruments, a net economic exposure to the variation in the prices of the shares for a market value equal to at least twice his Annual Fixed Remuneration. The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with their acquisition or, subject to approval by the Remuneration Committee, in the event of extraordinary situations that require it.

The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of executive directors are illustrated in the figure provided below as an example, using financial year 2022 as a reference:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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3.3.2. Main terms and conditions of the executive directors’ contracts

The remuneration, economic rights and compensation of each executive director are determined on the basis of their level of responsibility and the duties they perform, and are competitive in comparison to those of equivalent functions at the group of main peer institutions. These terms and conditions are reflected in their respective contracts, which are approved by the Board of Directors on the proposal of the Remuneration Committee.

Pursuant to the Policy, the main characteristics of the executive directors’ contracts are as follows:

●	They have an indefinite term.

●	They do not establish any prior notice period, tenure or loyalty clauses.

●	They include a post-contractual non-compete clause.

●	They do not include commitments to make severance payments.

●	They include a welfare portion, according to the individual circumstances of each executive director, including appropriate insurance and pension systems.

Pension commitments undertaken in favour of the executive directors

The Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. These commitments have the following main characteristics, in line with those undertaken for the other members of the Bank’s Senior Management:

●	They consist of defined-contribution systems whereby the annual pension contributions made to cover the contingency of retirement are established in advance (15% of the Annual Fixed Remuneration).

●	They do not provide for the possibility of receiving the retirement pension in advance.

●	They stipulate that 15% of the agreed annual contributions qualify as “discretionary pension benefits”, as set forth in applicable regulations, and therefore, they will be variable.

The Bank has not undertaken any retirement commitments in favour of the Chief Executive Officer, instead paying him an annual sum in cash (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration.

In addition, the Bank has undertaken commitments in favour of both the Chair and the Chief Executive Officer to cover the contingencies of disability and death, on the terms set out below.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Commitments undertaken with the Chair

The Directors’ Remuneration Policy approved in 2021 and applicable throughout 2022 made the following significant changes to the Chair’s pension system:

●

Significant reduction in the annual contribution made to cover the contingency of retirement, which was reduced from EUR 1,642 thousand to EUR 439 thousand, thereby representing 15% of his Annual Fixed Remuneration.

●	Reduction in coverage levels (% of AFR) for the contingencies of death and disability.

Contingency of retirement

●

The Chair is entitled to a retirement pension upon reaching the retirement age established by law. The amount of this pension will be equal to the sum of the contributions made by the Bank and their corresponding yields up to that date. If the contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, he will remain entitled to the benefit, which will be calculated on the basis of all contributions made by the Bank up to that date plus the corresponding cumulative yield, without the Bank being required to make any additional contributions as of that date.

●	The annual agreed contribution amounts to EUR 439 thousand (15% of his Annual Fixed Remuneration).

●

Meanwhile, 15% of the annual contribution will be based on variable components and considered “discretionary pension benefits”, subject to the conditions on delivery in shares, retention and reduction and clawback established for this type of remuneration in the applicable law and regulations.

●	The benefit may be received in the form of income or capital.

●	Receipt of the benefit is conditional on his cessation of office not being due to a serious dereliction of duties.

Contingency of disability or death

●

Death while serving in his role will entitle his widow to an annual widow’s pension and each of his children to an orphan’s pension, until they reach the age of 25, in an amount equal to 50% and 20% (40% in the case of full orphaning), respectively, of his Annual Fixed Remuneration.

●

These pensions would be paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

●	In the event of total or absolute permanent disability while in office, he will be entitled to receive an annual pension equal to 60% of his Annual Fixed Remuneration.

●

Payment of this pension shall be made, firstly, from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the pension coverage.

●

In the event of death while in a situation of disability, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 85% and 35% (40% in the event of total orphaning), respectively, of the disability pension that the deceased was receiving at that time. Such reversion will be in any case limited to 150% of the disability pension itself.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Commitments undertaken with the Chief Executive Officer

The Bank has not undertaken any retirement commitments in favour of the Chief Executive Officer, although his contract gives him the right to receive an annual sum in cash (cash in lieu of pension) in an amount equal to 30% of his Annual Fixed Remuneration.

Contingency of disability or death

●  In the event of death while in office, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 50% and 20% (30% in the event of total orphaning), respectively, of the Annual Fixed Remuneration of the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

●  In the event of total or absolute permanent disability while in office, he will be entitled to receive an annual pension in an amount equal to 62% of his Annual Fixed Remuneration for the previous 12 months. This pension will revert to his spouse and children in the event of death in the percentages cited above but shall be limited in all cases to 100% of the disability pension, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefit coverage.

Other terms and conditions of the executive directors’ contracts

●	Additional allowance to the Chief Executive Officer’s fixed remuneration

In view of his status as an international senior executive, the Chief Executive Officer’s contract provides that he is entitled to an annual cash sum as a mobility allowance, in line with any commitments that may be made in favour of other expatriate members of Senior Management. This allowance amounts to EUR 600 thousand per year.

●	Post-contractual non-compete arrangements

Lastly, the executive directors’ contracts also include a post-contractual non-compete arrangement running for two years from the time they cease to serve as BBVA executive directors. As consideration, the executive directors will receive compensation, payable monthly, in an amount equal to their Annual Fixed Remuneration for each year in which the non-compete arrangement remains in effect, provided that their cessation as executive directors is not due to their retirement, disability or serious dereliction of duties.

●	Termination of the contractual relationship

The contracts of executive directors do not include the right to a severance payment in the event of termination of their contractual relationship.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	23

4.	Result of the implementation of the Policy in 2022

The Directors’ Remuneration Policy in effect during the financial year last ended (2022) was approved at the Bank’s Annual General Shareholders’ Meeting held on 20 April 2021. The outline and main characteristics of the Policy have been set forth in section 3 above.

The way in which the Policy was implemented in 2022 is detailed below, following the procedure established for this purpose in the Policy itself and in the Regulations of the Board of Directors and the Remuneration Committee. No deviations from the same occurred during the financial year. No temporary derogations were made to the Policy either, in accordance with the procedure set forth therein, given the absence of any circumstances that would advise or justify this.

The process followed to implement the Directors’ Remuneration Policy and to determine the individual remuneration of directors was led and overseen directly by the Remuneration Committee. During the 2022 financial year, this Committee took the actions detailed below, among others, submitting to the Board of Directors the corresponding resolution proposals as and when necessary.

4.1. Activity of the Corporate Bodies in 2022

Implementation, supervision and monitoring of the Directors’ Remuneration Policy

During the 2022 financial year, the Remuneration Committee and the Board of Directors have carried out the necessary actions to implement, supervise and monitor the provisions of the Directors’ Remuneration Policy.

To this end, the Board of Directors has analysed the remuneration matters pertaining to directors, approving the following resolutions, in accordance with the proposals submitted, in each case, by the Remuneration Committee and based on the prior analysis, discussion and interaction carried out by this Committee with the executive level:

● Remuneration matters for non-executive directors

Pursuant to the Bylaws framework and the Directors’ Remuneration Policy, in accordance with the fixed remuneration system with deferred delivery of shares applicable to non-executive directors, the Board of Directors approved the allocation of a number of theoretical shares to each non-executive director beneficiary of the system, with this allocation corresponding to 20% of the annual fixed allowance in cash received in the previous financial year. The Board of Directors also approved, under this same system, the settlement and delivery to the non-executive director who left office on 18 March 2022, of the total theoretical shares he had accumulated up to that date under the system.

● Remuneration matters for executive directors

With regard to the remuneration of executive directors, the Board of Directors, on the proposal of the Remuneration Committee:

●   Approved the award of the executive directors’ AVR for 2021, in view of the results of the pre-defined Annual Performance Indicators and in accordance with the corresponding targets, scales of achievement and weightings approved by the Board of Directors at the time, as well as payment of the Upfront Portion of the AVR for 2021, which was payable in 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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●   Approved the thresholds and scales of achievement associated with the Multi-year Performance Indicators for the 2021 Deferred AVR of the executive directors, as well as the comparison group for measuring the Total Shareholder Return (“TSR”) indicator.

●   Approved the amount of the executive directors’ Deferred AVR for 2018, in view of the results of the pre-defined Multi-year Performance Indicators and in accordance with the corresponding targets, scales of achievement and weightings approved by the Board of Directors at the time.

●   Approved the payment to the executive directors of the Deferred AVR for the 2018 financial year and to the Chair of the Deferred AVR for the 2017 financial year that corresponded in 2022 in accordance with the remuneration policies applicable in those years to each of them, once the Audit Committee and the Appointments and Corporate Governance Committee, within the scope of their respective powers and the Board itself, verified that the malus clause provided for in the applicable remuneration policies did not apply. It also determined the amount corresponding to the update of the cash portion of such remunerations payable in 2022.

●   Approved the minimum thresholds for Attributable Profit and the Capital Ratio to accrue the 2022 AVR of executive directors, in line with those applied for the rest of the BBVA staff.

●   Approved the Annual Performance Indicators for the 2022 AVR and their respective weightings, as well as the Multi-year Performance Indicators corresponding to the Deferred Portion of the 2022 AVR and its weightings, with the prior analysis of the Risk and Compliance Committee in the case of the latter, which are also applicable to the rest of the Identified Staff, including Senior Management members.

●   Approved the targets and scales of achievement associated with the Annual Performance Indicators for the 2022 AVR of the executive directors.

●   Supervision of the implementation of the remuneration policies

In addition, following an analysis by the Remuneration Committee, the Board of Directors also analysed the result of the internal, central and independent assessment carried out by the Internal Audit area on the implementation of the BBVA Directors’ Remuneration Policy and the BBVA Group’s General Remuneration Policy during financial year 2021.

●    Information on the identification process of the Identified Staff

Likewise, the Board of Directors, following the analysis of the Remuneration Committee, has been informed of the development and the result of the identification process of the Identified Staff of BBVA and its Group in 2022, of which directors form part pursuant to applicable regulations.

Lastly, the Board of Directors resolved to submit to the 2022 Annual General Shareholders’ Meeting:

●   The approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration applicable to a maximum of 270 members of the Identified Staff, including directors and Senior Management members; submitting also the corresponding report for the shareholders regarding this resolution, in accordance with the proposal of the Remuneration Committee.

●   The consultative vote on the Annual Report on the Remuneration of BBVA Directors for 2021, based on the text proposed by the Remuneration Committee and drawn up in accordance with the provisions of CNMV Circular 4/2013 and in compliance with Article 541 of the Spanish Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	25

For further details on the activities carried out by the Remuneration Committee in 2022, please see the Committee’s 2022 activity report, which is published on the Bank’s website.

New BBVA Directors’ Remuneration Policy for 2023-2026

In 2022, the Remuneration Committee has carried out a strategic reflection on the BBVA remuneration policies, focusing in particular on the evolution of the variable remuneration model, both for executive directors and the rest of the Identified Staff, with the main aim of strengthening the alignment of remuneration of this group of staff with the creation of value, long-term sustainable performance and sound and effective risk management.

Thus, the Committee has analysed and reviewed the proposals for the approval of a new remuneration policy for directors in 2023, particularly taking into account, among other matters, the suggestions received as part of the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders and the most recent market practices and trends.

As a result of the foregoing, the Remuneration Committee has submitted the new policy proposal, together with its accompanying report, to the Board of Directors, following analysis by the Risk and Compliance Committee.

Once approved by the Board of Directors, the new policy, accompanied by the specific report of the Remuneration Committee, will be submitted to the Annual General Shareholders’ Meeting for approval.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	26

4.2.    Remuneration accrued by non-executive directors in 2022

In application of the remuneration system described in section 3.2. above, the breakdown of the individual remuneration accrued by non-executive directors in 2022 is as follows:

A. Annual fixed allowance 2022

									(EUR thousand)
Non-executive directors	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (1)	Total
									2022	2021

José Miguel Andrés Torrecillas	129	167	66			115		50	527	527

Jaime Caruana Lacorte	129	167	165	107					567	567

Raúl Galamba de Oliveira	129			107			43	53	332	278

Belén Garijo López	129		66		107	46			349	349

Connie Hedegaard (2)	107								107	0

Sunir Kumar Kapoor (3)	32						11		43	172

Lourdes Máiz Carro	129		66		43				238	238

José Maldonado Ramos	129	167				46			342	342

Ana Peralta Moreno	129		66		43				238	238

Juan Pi Llorens	129			214		46	43	27	458	512

Ana Revenga Shanklin	129			107			29		264	236

Susana Rodríguez Vidarte	129	167		107		46			449	449

Carlos Salazar Lomelín	129				43				172	172

Jan Verplancke	129				43		43		214	214

Total (4)	1,684	667	431	642	278	301	168	130	4,300	4,293

(1)

Amounts received in 2022 and 2021 by José Miguel Andrés Torrecillas, in his capacity as the Deputy Chair of the Board of Directors, by Juan Pi Llorens, in his capacity as Lead Director (until 28 April 2022) and by Raúl Galamba de Oliveira (since his appointment as Lead Director on 28 April 2022).

(2)	Director appointed by the General Meeting of 18 March 2022. Remuneration received based on the date of acceptance of the position.

(3)	Director who left office on 18 March 2022. Remuneration for the term of office in 2022.

(4)	Includes amounts corresponding to membership of the Board and its various committees during the 2022 and 2021 financial years.

These amounts for 2022 are included for each non-executive director in section C.1. a) i), “Fixed remuneration” and “Remuneration for membership of Board Committees”, of the CNMV Statistical appendix included as section 5 of this Report.

B. Remuneration in kind

In 2022, the Bank paid remuneration in kind totalling EUR 110 thousand corresponding to healthcare and accident insurance premiums for non-executive directors.

These amounts are included for each non-executive director in section C.1. a) i), “Other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	27

C. Fixed remuneration system with deferred delivery of BBVA shares

	2022		2021
Non-executive directors	Theoretical shares allocated	Theoretical shares accumulated as at 31 December	Theoretical shares allocated	Theoretical shares accumulated as at 31 December

José Miguel Andrés Torrecillas	19,253	118,025	22,860	98,772

Jaime Caruana Lacorte	20,733	77,705	25,585	56,972

Raúl Galamba de Oliveira	10,177	19,677	9,500	9,500

Belén Garijo López	12,741	90,589	15,722	77,848

Connie Hedegaard (1)	0	0	0	0

Sunir Kumar Kapoor(2)	6,270	0	7,737	30,652

Lourdes Máiz Carro	8,696	64,356	10,731	55,660

José Maldonado Ramos	12,493	136,477	15,416	123,984

Ana Peralta Moreno	8,696	35,092	10,731	26,396

Juan Pi Llorens	18,703	134,599	23,079	115,896

Ana Revenga Shanklin	8,611	16,179	7,568	7,568

Susana Rodrĺguez Vidarte	16,400	177,775	20,237	161,375

Carlos Salazar Lomelĺn	6,270	11,912	5,642	5,642

Jan Verplancke	7,835	29,251	9,024	21,416

Total(3)	156,878	911,637	183,832	791,681

(1)	Director appointed by the General Meeting held on 18 March 2022, therefore the allocation of theoretical shares is not due until 2023.

(2)

Director who left office on 18 March 2022. In application of the system, he received a total of 36,922 BBVA shares after his departure, which is equivalent to the total number of theoretical shares accumulated up to that date.

(3)	The price at which the shares were allocated in 2022 and 2021 was EUR 5.47 and EUR 4.44 per share, respectively.

The effective delivery of a number of BBVA shares equal to the number of theoretical shares accumulated by each non-executive director, after they cease to hold such office, will take place provided that cessation is not due to a serious dereliction of duties.

Without prejudice to the fact that this is not a share-based remuneration system, in order to comply with the instructions of the CNMV for the filing of the CNMV Statistical appendix included in section 5 of this Report, the theoretical shares allocated to non-executive directors each year have been equated to shares, even though they are not strictly shares. The theoretical shares allocated in 2022 are included in section C.1 a) ii), “Financial instruments awarded during year”, of the CNMV statistical appendix included as section 5 of this Report.

In accordance with the Policy, the Bank has not undertaken any pension commitments with its non-executive directors.

Year-on-year changes in remuneration accrued by non-executive directors

Total Board remuneration	2022	2021	Variation

Annual Fixed Allowance	4,300	4,293	+0.16%

In kind	110	102	+7.84%

The year-on-year changes in this remuneration are due to changes in the composition of the Board and the Board committees. However, the amounts corresponding to the positions of Board member, Board committee member and Board committee chair have not increased since 2007 (although they have been re-allocated to adapt them to the functions of each Committee).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	28

4.3.  Remuneration accrued by executive directors in 2022

In accordance with the remuneration system described in section 3.3, the breakdown of the individual remuneration accrued by the executive directors in 2022 is as follows:

 A. FIXED REMUNERATION

 a) Annual Fixed Remuneration 2022

Annual Fixed Remuneration (EUR thousand)

Chair	2,924

CEO	2,179

These amounts are included for each executive director in section C.1. a) i), “Salary”, of the CNMV Statistical appendix included as section 5 of this Report.

 b) Remuneration in kind 2022

Executive directors are beneficiaries under accident and healthcare insurance policies taken out by the Bank, which pays the corresponding premiums, which are allocated as remuneration in kind for directors.

The Bank also provides executive directors with other benefits applicable to the Bank’s Senior Management.

Remuneration in kind (EUR thousand)

Chair	283

CEO	155

These amounts are included for each executive director in section C.1. a) i), “Other items”, of the CNMV Statistical appendix included as section 5 of this Report.

 c) Contributions to pension systems 2022

The pension-related commitments undertaken with the executive directors are as reflected in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of these contracts are outlined in section 3.3.2.

In financial year 2022, the Bank made the following contributions to cover the contingencies contractually recognised for these items:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	29

(EUR thousand)

Director	Pension systems
	Annual contribution for the contingency of retirement [1] (15% of AFR)	Funds accumulated as at 31/12/2022

Chair	451	22,771

CEO	-	-

(1)

Agreed annual contribution to cover the retirement contingency (EUR 439 thousand) plus the amount of EUR 12 thousand corresponding to the upward adjustment of the “discretionary pension benefits” for financial year 2021, which were added to the accumulated fund in 2022.

In accordance with the Directors’ Remuneration Policy for 2022, approved in 2021, the annual contribution agreed to cover the contingency of the Chair’s retirement was EUR 439 thousand in 2022, representing 15% of the Chair’s Annual Fixed Remuneration, which entails a significant reduction compared to the annual contribution agreed under the directors’ remuneration policy previously in force, which amounted to EUR 1,642 thousand.

Likewise, pursuant to the Policy and applicable law and regulations, 15% of the agreed annual contribution to the Chair’s retirement pension qualifies as “discretionary pension benefits”. It will, therefore, be linked to variable components and be subject to the conditions and requirements relating to delivery in shares, retention, malus and clawback provided for this kind of remuneration in the applicable regulations.

From the annual contribution to the pension agreed for 2021 (EUR 439 thousand), 15% (EUR 66 thousand) was recorded as “discretionary pension benefits” (which had already been reported by the Bank at the end of 2021). Following the end of the 2021 financial year, this amount was adjusted in view of the result of the Chair’s 2021 AVR, thus resulting in an upward adjustment to the contribution to the pension to be made in 2022 of EUR 12 thousand.

Likewise, by virtue of the Policy applicable in 2022, which was approved in 2021, the coverage levels (% of Annual Fixed Remuneration) for death and disability contingencies agreed with the Chair were reduced.

Thus, under the terms of the Policy, in 2022 the Bank paid a total of EUR 473 thousand for the Chair and EUR 285 thousand for the Chief Executive Officer in annual insurance premiums to cover death and disability contingencies.

These amounts are included in section C.1. a) iii), “Savings schemes with non-vested economic rights”, of the CNMV Statistical appendix included as section 5 of this Report.

d) Other fixed allowances of the Chief Executive Officer 2022

In accordance with the provisions of the Policy, the Chief Executive Officer received the following fixed remuneration in 2022:

●	An annual amount of cash in place of a retirement pension (“cash in lieu of pension”) amounting to EUR 654 thousand; and

●	An annual cash sum as a mobility allowance, amounting to EUR 600 thousand per year.

These amounts are included in section C.1. a) (iv), “Details of other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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e)  Post-contractual non-compete arrangement

No amount was paid for this item in 2022, as no executive directors ceased to hold such office during the year.

B.  VARIABLE REMUNERATION

(a)  Annual Variable Remuneration 2022

The Directors’ Remuneration Policy contains rules for calculating the Annual Variable Remuneration that preclude the use of discretionary criteria, thereby aiming to prevent conflicts of interest, and ensure the alignment of remuneration with the Institution’s business strategy and its long-term objectives, values and interests.

The Annual Variable Remuneration of each executive director, in line with the model applicable to the rest of the Group’s employees, is calculated on the basis of a Target Annual Variable Remuneration approved by the Board of Directors, on the proposal of the Remuneration Committee, which represents the amount of the Annual Variable Remuneration in the event that 100% of the pre-established targets are met.

The Annual Performance Indicators established for the purposes of calculating the Annual Variable Remuneration for 2022 and their weightings were approved by the Board of Directors on the proposal of the Remuneration Committee at the beginning of 2022 and are as follows:

Type	2022 AVR Annual Performance Indicators		Chair	CEO

			Weighting
	Results	Attributable profit (excluding corporate transactions)	10%	15%
Financial		Tangible book value (TBV) per share	15%	10%
indicators	Profitability	RORC	10%	10%
	Efficiency	Cost-to-income ratio	10%	15%

	Customer satisfaction	Net Promoter Score (NPS)	10%	15%
Non-financial	Sustainable development	Mobilisation of sustainable financing	10%	10%
indicators	Transformation	Digital sales	10%	10%
		Individual indicators	25%	15%

In 2022, as well as in 2021, a sustainability-related indicator of “Mobilisation of sustainable financing” was included. This indicator is linked to the Bank’s strategic priority to “Help customers in the transition to a sustainable future” and is directly related to the activity conducted by the Group to fulfil its market commitments relating to climate change, with a specific weighting of 10%, which is a further reinforcement of the commitment of both the Chair and the Chief Executive Officer to achieving BBVA’s sustainable development objectives.

This “Mobilisation of sustainable financing” indicator is also one of the indicators used to calculate the Annual Variable Remuneration for all BBVA Group staff.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In the case of the individual indicators of the executive directors, the benchmarks selected to evaluate them relate to the specific dimensions of executive directors’ responsibilities and roles.

Their performance is evaluated by the Board of Directors, on the proposal of the Remuneration Committee, on the basis of a global assessment that takes into account both overall performance and the evolution of the indicators used as references. The Board of Directors also takes into account the outcome of the annual performance evaluation of the executive directors, which, in the case of the Chair, is led by the Lead Director following a report from the Appointments and Corporate Governance Committee. In the case of the Chief Executive Officer, this assessment also includes the opinion of the Executive Committee.

The Chair’s individual indicators relate to the dimensions of Corporate Strategy and People and include the following objectives:

✓  Steering the development of a successful sustainability strategy at the Group to increase the growth and profitability of the business.

✓  Fostering BBVA’s positioning as a key player in promoting sustainable development in the communities in which it operates.

✓  Promoting strategic innovation measures for business generation.

✓  Promoting the development of advanced data analysis capabilities, along with secure, reliable technology to create high-quality, differential solutions and achieve the strategy.

✓  Promoting other strategic measures that create value for shareholders.

✓  Building a diverse and empowered team, guided by the Bank’s purpose and values and driven by a flexible work and talent development model that provides growth opportunities for all.

The Chief Executive Officer’s individual indicators relate to the dimensions of Business Management, Operational Excellence and People and include the following objectives:

✓  Promoting initiatives that ensure business growth across the Group’s footprint, incorporating indicators that reflect the alignment with strategic priorities and positive performance vis-à-vis competitors.

✓  Providing the best customer experience by promoting strategic programmes across the organisation, with a focus on strengthening processes, managing risks and allocating capital in an optimal manner.

✓  Fostering initiatives that create team development opportunities across the Group’s footprint and/or business areas.

Each Annual Performance Indicator6 has an associated target and associated scales of achievement, which are approved by the Board of Directors on the proposal of the Remuneration Committee. In the case of financial indicators, they take into account the degree of budgetary compliance.

The amount to be awarded as Annual Variable Remuneration by applying the corresponding scales of achievement ranges from 0% to 150% of the Target Annual Variable Remuneration, meaning that the theoretical maximum potential AVR of each executive director is limited to 1.5 times their Target Annual Variable Remuneration.

6 The only objectives that do not have associated scales of achievement are those established for the individual indicators as their performance is measured via a global assessment that takes into account both overall performance and the behaviour of certain indicators used as references.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Link between 2022 AVR and the results of BBVA Group in 2022

As set out in section 2 above, the Annual Variable Remuneration of BBVA Group employees consists of an annual incentive7 that is calculated on the basis of:

(i)	Annual Performance Indicators (financial and non-financial), which take into account the strategic priorities defined by the Group, as well as current and future risks;

(ii)	targets established for each of the indicators, subject to the scales of achievement established in each case and the weighting assigned to each indicator; and

(iii)	a Target Annual Variable Remuneration, representing the amount of the Annual Variable Remuneration in the event that 100% of the previously established targets are reached.

The amount to be awarded as Annual Variable Remuneration by applying the corresponding scales of achievement may range from 0% to 150% of the Target Annual Variable Remuneration. The resulting amount will constitute the Annual Variable Remuneration or Bonus of each employee.

The financial annual performance indicators are aligned with the most relevant management metrics for the Bank, while the non-financial annual performance indicators are related to the strategic targets defined at the Group level, the area level and for each individual beneficiary. The targets and scales of achievement of the Group-wide Annual Performance Indicators apply to all employees as well as to executive directors.

In line with the variable remuneration model for the entire workforce described above, the results of the Group-wide Annual Performance Indicators, both financial and non-financial, used to calculate the Annual Variable Remuneration of the executive directors, were as follows:

●   In 2022, the BBVA Group has disclosed an attributable profit of EUR 6,420 million, which represents an increase of 38% with respect to the previous year, and the best result in the Group’s history. The good performance is mainly due to the strong increase in core revenues, operating expenses’ control and the positive evolution of financial assets impairments. The profit figure taken into consideration for incentive purposes has been the said profit excluding corporate transactions (the impact of the takeover bid in Turkey and the BBVA’s branches buyback transaction in Spain); thus reaching an attributable profit, for incentive purposes, of EUR 6,381 million. This profit figure has been also the one considered for the calculation of the rest of the financial indicators for incentive purposes.

●   These good results come together with value creation for shareholders, with an increase of TBV per share of 16.64% with respect to 2021.

●   All of it, has allowed the Board of Directors to submit to the General Meeting the proposal for a resolution to pay a dividend for 2022 financial year of EUR 0.43 euros, which represents an increase of 39% with respect to 2021 financial year. This dividend comes along with a share buyback program for a total amount of EUR 422 million, which will entail a total remuneration for shareholders of EUR 0.50 per share.

7 In addition, other supplementary incentive schemes may be established, depending on the nature of the business and/or market practices, such as in the case of Retail Banking, Wholesale Banking or Investment Banking businesses.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	33

●   The remaining financial Annual Performance Indicators — RORC and Cost-to-Income Ratio — also had a positive performance in 2022 in comparison to that of the previous financial year, in line, in both cases, with the established targets.

●   Turning to the non-financial Annual Performance Indicators, it should be noted that, in relation to the Mobilisation of sustainable financing indicator, the Bank mobilised a total of EUR 40,643 million in financing for sustainable climate change projects in 2022, which also places the result of the indicator above the pre-established target.

●   With regard to the other non-financial Annual Performance Indicators (NPS and Digital Sales) their levels of achievement have been in line with the respective targets set by the Board for the calculation of the 2022 AVR.

For the purposes of determining the degree of achievement of these indicators, following the end of the 2022 financial year, the results of each of them were compared with the previously approved targets and, depending on their degree of achievement (measured against the previously established scales of achievement and taking into account the weighting associated with each indicator over the total of the Target Variable Remuneration), the amounts of the Annual Variable Remuneration to be awarded to each beneficiary were then determined.

The level of achievement of the Group’s indicators, which are included in the variable remuneration scheme of all employees, in aggregate has been 129% in 2022, based on the level of achievement of the financial and non-financial indicators, including the following:

2022 AVR (2022 measurement period)
Annual Performance Indicators 2022	Result [1]	Target	Level of achievement (%)

Attributable profit (excluding corporate transactions)	EUR 6,381 M	EUR 4,661 M	150

Tangible book value (TBV) per share (2)	7.64	7.28	115

RORC	15.26%	12.56%	150

Cost-to-income ratio	43.23%	45.33%	131

Customer satisfaction (NPS) (3)	108	.	108

Mobilisation of sustainable financing	EUR 40,643 M	EUR 32,146 M	150

Digital sales (3)	110	.	110

Individual indicators(4)

Chair	130	100	130

CEO	150	100	150

(1)	Results approved for incentive purposes, excluding corporate transactions (ie. excluding the impact of the takeover bid in Turkey and the BBVA’s branches buyback transaction in Spain).

(2)

In the case of TBV per share there are two targets: one linked to growth (budgetary target) and another one linked to value creation which is the one used for f incentives purposes (shown in the table). In 2022 the budgetary target was EUR 6.80 per share.

(3)

NPS and Digital sales indicators do not have an associated target at Group level, but their targets are established at country level. The Group’s achievement for these indicators will be calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

(4)

Global assessment taking into account the performance of the individual indicators mentioned above and their qualitative assessment, including, inter alia, the results of the annual performance evaluation of the executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	34

In the case of the executive directors, the result of the individual indicators has been determined on the basis of a global assessment, taking into account the benchmarks selected to that effect, which relate to the specific dimensions of the executive directors’ responsibilities and roles. Likewise, the Board of Directors has taken into consideration the result of their performance evaluation in 2022, which has been very satisfactory and in which the following issues, inter alia, have been positively assessed:

In the case of the Chair, his leadership and continuous drive in the execution of the Strategic Plan approved by the Board was particularly valued, with special focus on the following areas:

✓ Strategy, where the analysis and proposal of corporate transactions that create value for shareholders, the increase of remuneration to shareholders and the definition of a series of transformational initiatives (Transformative Big Bets) in the areas of sustainability, digital assets, digital banks and Banking for Growth Companies have stood out.

✓ Sustainability, promoting the strategy defined in this area through different initiatives and commitments, achieving significant progress in the management, execution, transparency and disclosure objectives of the Group in the field of sustainability.

✓ Digital transformation of the Group, promoting different digitization projects to continue progressing in the digital value proposition to clients.

✓ Innovation, both from the technological point of view and in terms of promoting ideas and projects that enhance the development of the Group’s businesses.

✓ Data and technology, fostering initiatives to further deepen the Bank’s analytical capabilities and the reliability and security of systems, with the definition of a package of projects with global ambition and large-scale transformational impact.

✓ Talent, ensuring that the Bank has a diverse, committed and empowered team, guided by the Purpose and values defined, which provides opportunities for growth and development, as well as flexibility, and whose talent management model is recognized with different distinctions. In this regard, the good result of the Employee Engagement Survey managed by Gallup stands out, which has reached a score of 4.37 points out of 5 in 2022, which is an improvement over the previous year, when the result was 4.26 points.

In the case of the Chief Executive Officer, special consideration has been given to:

✓ His work in promoting the execution of the Strategic Plan approved by the Board, both in the geographic and business areas and in the global functions, highlighting his executive capacity and results orientation, his focus on profitable growth and operational excellence, as well as his knowledge of the business, the competitive environment and the Group’s strategy.

✓ His financial planning capabilities, in complex areas such as capital, liquidity and risk, and in particular to combine a global vision with attention to specific management aspects and projects.

✓ His capacity for the direction and management of the Group’s businesses, his leadership of relevant innovation and business transformation initiatives, as well as his leadership in the coordination and prioritisation of projects for the execution of the Group’s growth strategy and its impact on the evolution of the businesses.

✓ His work in promoting the Group’s culture, purpose and values, and in particular, the different initiatives he has led on various areas related to employee engagement (highlighting the good result of the Gallup Employee Engagement Survey), values and transparency, leadership and professional development, diversity and inclusion, as well as the implementation of new ways of working.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Thus, with the 2022 Attributable Profit and Capital Ratio thresholds set by the Board (which constitute ex ante adjustments to the accrual of Annual Variable Remuneration) having been met, in accordance with the provisions of the Policy, and in view of the results of the indicators detailed above, the Board, on the proposal of the Remuneration Committee, determined the 2022 Annual Variable Remuneration for each executive director, on the basis of the levels of achievement obtained for the Annual Performance Indicators in aggregate, which was 130% in the case of the Chair and 133% in the case of the Chief Executive Officer.

Result of 2022 AVR for executive directors

2022 AVR (EUR thousand)

Chair	4,632

CEO	3,562

The Target Annual Variable Remuneration amounts approved for 2022 were as follows: EUR 3,572 thousand for the Chair and EUR 2,672 thousand for the Chief Executive Officer.

Vesting and payment rules applicable to 2022 AVR

In accordance with the rules described in section 3.3., once the amount of the Annual Variable Remuneration corresponding to 2022 has been determined:

●

The Upfront Portion (40% of the AVR) will vest and be paid during the first quarter of 2023, while the Deferred Portion (60% of the AVR) will be deferred over a period of 5 years and paid, if the relevant conditions are met, once each of the 5 years of deferral has elapsed, in an amount equal to 20% of the Deferred AVR each year (20% in 2024, 20% in 2025, 20% in 2026, 20% in 2027 and 20% in 2028), without prejudice to any implicit or explicit adjustments that may apply.

●

The Upfront Portion will be paid in equal parts in cash and BBVA shares, while 60% of the Deferred Portion will be paid in BBVA shares and the other 40% will be paid in cash. In accordance with the provisions of the Policy, the number of shares delivered as part of both the Upfront Portion and the Deferred Portion has been calculated on the basis of the average closing price of the BBVA share between 15 December 2022 (the year to which the AVR pertains) and 15 January 2023 (the following year), both dates inclusive, which was EUR 5.86 per share.

As a result of the foregoing, the amounts corresponding to the Upfront Portion and the Deferred Portion of the 2022 Annual Variable Remuneration for each executive director are as follows:

Executive director	Upfront Portion: 40% 2022 AVR		Deferred Portion: Maximum amount 60% 2022 AVR
	Cash (50%) EUR thousand	No. of shares (50%)	Cash (40%) EUR thousand					No. of shares (60%)
	2023	2023	2024	2025	2026	2027	2028	2024	2025	2026	2027	2028

Chair	926	158,169	222	222	222	222	222	56,941	56,941	56,941	56,941	56,941

CEO	712	121,646	171	171	171	171	171	43,793	43,793	43,793	43,793	43,793

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	36

The cash amounts of the Upfront Portion of the 2022 AVR for each executive director are included in section C.1. a) i), “Short-term variable remuneration”, of the CNMV Statistical appendix included as section 5 of this Report. Meanwhile, all of the shares derived from 2022 AVR (both of the Upfront Portion and of the Deferred Portion), are included for each executive director in section C.1. a) ii), “Financial instruments awarded during 2022” while the number of shares of the Upfront Portion of 2022 AVR, as well as the price used to calculate them and the gross profit, taking into account the foregoing data, is included for each executive director in the following cells of said section: “Financial instruments vested during the year”, “Price of vested shares” and “Gross profit from vested shares or financial instruments (EUR thousand)”.

The 2022 Deferred AVR is subject to explicit ex post adjustments based on the results of the 2022 DAVR Multi-year Performance Indicators, which have been approved by the Board of Directors on the proposal of the Remuneration Committee and following an analysis by the Risk and Compliance Committee:

	Multi-year Performance Indicators Deferred Portion 2022 AVR	Weighting

Capital	Common Equity Tier 1 (CET1), fully-loaded	40%

Liquidity	Liquidity Coverage Ratio (LCR)	20%

Profitability	Return on Tangible Equity (ROTE)	30%

Value creation	Total Shareholder Return (TSR)	10%

These indicators are aligned with the Group’s risk management and control core metrics and relate to capital, liquidity, profitability and creation of value for the Group. They have associated scales of achievement such that, if the thresholds established for each of them are not met during the measurement period spanning the first three years of deferral (2023–2025), the Deferred Portion of the 2022 AVR that remains outstanding may be reduced, but never increased.

The performance of the TSR indicator, which measures the evolution of total return for the shareholder, will be compared against that of the peer group approved by the Board of Directors on the proposal of the Remuneration Committee over the aforementioned three-year measurement period running from 1 January 2023 to 31 December 2025 (Appendix 1).

The scale defined for the TSR indicator will determine any reduction, as the case may be, of the deferred amounts associated therewith. This will occur where, following the three-year measurement period, the result of this indicator places BBVA below the median of the peer group.

In addition, the amount of the 2022 Deferred AVR in shares that ultimately vests will, in any event, incorporate the implicit adjustments inherent to the fluctuations of the BBVA share price.

In addition, the remaining vesting and payment rules for the Annual Variable Remuneration for executive directors set forth in the Policy will apply to the 2022 Annual Variable Remuneration. These rules include the following: (i) the retention of shares received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the cash portion; (iv) malus and clawback arrangements for 100% of the AVR, both the cash part and the part in shares; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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(b) “Discretionary pension benefits” recorded in 2022 to be contributed in 2023

In accordance with the Policy, 15% of the annual contribution to cover the contingency of retirement of the Chair, i.e. EUR 66 thousand, was recorded in 2022 as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted in view of the result of the Chair’s 2022 Annual Variable Remuneration, yielding a figure of EUR 85 thousand, which represents an upwards adjustment of EUR 19 thousand with respect to the initial amount. This amount of EUR 19 thousand will be contributed to the cumulative fund in 2023, and will be subject, as the rest of the “discretionary pension benefits”, to the relevant conditions set out for them in the BBVA Directors’ Remuneration Policy.

(c) Deferred Annual Variable Remuneration from previous financial payable in 2023

In accordance with the remuneration policies applicable to executive directors in 20218, 20199, 2018 and 201710, for the purpose of aligning remuneration with long-term risks and results, 60% of the Annual Variable Remuneration relating to those financial years and, where applicable, associated with the positions held at that time, was deferred.

2021 Deferred AVR

60% of the 2021 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of 5 years (the “2021 Deferred AVR” or the “2021 DAVR”).

The amount of the last three payments, if so, to be paid to executive directors after the first three years of deferral (i.e. in 2025, 2026 and 2027, at 20% of the 2021 DAVR each year) will be subject to the outcome of the Multi-year Performance Indicators approved in 2021, which will be disclosed in the relevant Annual Report on the Remuneration of Directors.

2021 Deferred AVR payable in 2023

The first payment of this remuneration falls due in 2023, in an amount equal to 20% of the 2021 DAVR:

2021 Deferred AVR (EUR thousand and shares)

Executive directors	Maximum amount 2021 DAVR		2021 DAVR to be paid in 2023 [1] (first payment 20%)		2021 DAVR to be paid each year in 2024, 2025, 2026 and 2027 (20%)
	Cash	Shares	Cash[2]	Shares	Cash	Shares

Chair	1,018	286,625	204	57,325	204	57,325

CEO	774	217,760	155	43,552	155	43,552

(1)

First payment of the 2021 Deferred AVR of the executive directors (20%). The remaining 80% is deferred and payable, in equal parts, in 2024, 2025, 2026 and 2027, the last three payments being subject to the outcome of the Multi-year Performance Indicators established for the 2021 Deferred AVR which may reduce it (ex post adjustments).

(2)	Amount that will be updated by applying the CPI in the amount of EUR 12 thousand for the Chair and EUR 9 thousand for the CEO.

8 In 2021, both the Chair and the Chief Executive Officer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on 20 April 2021.

9 In 2019, both the Chair and the Chief Executive Officer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on 15 March 2019.

10 In 2018 and 2017, the applicable policies were the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on 17 March 2017 in the case of the Chair and the BBVA Group Remuneration Policy, approved by the Board of Directors on 29 November 2017 in the case of the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	38

In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report, the cash amount of the 2021 DAVR to be paid in 2023 is included in section C.1. a) i), “Long-term variable remuneration”, of the CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2021 DAVR to be delivered in 2023 is included in section C.1. a) ii), “Financial instruments vested during the year”. The foregoing, also pursuant to the CNMV instructions on how to complete this Report.

The portion in shares of the 2021 Deferred AVR due for delivery in 2023 incorporates the alignment with shareholder interests and share value as the price used to determine the number of shares of the Deferred Portion of the 2021 AVR was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2021 and 15 January 2022, which was EUR 5.33 per share. However, the executive directors will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered to their beneficiaries), the price used to estimate the gross profit of the shares corresponding to the Deferred Portion of the 2021 AVR to be delivered in 202311 was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2022 and 15 January 2023, which was EUR 5.86 per share.

2019 Deferred AVR

60% of the 2019 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of 5 years (the “2019 Deferred AVR” or the “2019 DAVR”). The first payment of this remuneration is due in 2023, in an amount equivalent to 60% of the 2019 DAVR.

The final amount of the 2019 Deferred AVR has been determined in view of the outcome of the Multi-year Performance Indicators approved in 2019. These indicators are calculated over a three-year period (2020–2022) and have associated scales of achievement (approved in 2020), such that if the thresholds set for each of them are not effectively met, the maximum amount of the Deferred AVR 2019 may be reduced, though never increased.

Link between 2019 Deferred AVR and results

The results obtained for each of the 2019 DAVR Multi-year Performance Indicators, are detailed below, as well as the threshold set for each of them, which has been used to determine its final amount:

2019 Deferred AVR (long-term measurement period 2020–2022)

2019 DAVR Multi-year Performance Indicators	Solvency	Liquidity		Profitability
	Fully-loaded CET1	LtSCD (Loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin – Loan-Loss Provisions)/Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)

Weighting	40%	10%	10%	10%	20%	10%

Threshold for no reduction	≥ 9.89%	≤ 140%	≥ 105%	≥ 0.20%	≥ 2.0%	1st to 8th

Result	12.32%	102%	159%	1.26%	10.7%	3rd

% reduction DAVR	0%	0%	0%	0%	0%	0%

11 As set out in the CNMV Statistical appendix included in Section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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With respect to the TSR indicator, which tracks total return for shareholders, BBVA’s performance was compared to that of the peer group approved by the Board of Directors in 2020 and set forth in Appendix 2 over the three-year period from 1 January 2020 to 31 December 2022, with BBVA placing in the 3rd position.

BBVA’s position in ranking	Percentage reduction of deferred amounts

1st to 8th	0%

9th	10%

10th	20%

11th	30%

12th	40%

13th	50%

14th	60%

15th	80%

16th	100%

2019 Deferred AVR payable in 2023

According to the results of the Multi-year Performance Indicators of the 2019 Deferred AVR measured over the 2020–2022 period, no reduction should be applied to the amount of 2019 Deferred AVR awarded:

2019 Deferred AVR (EUR thousand and shares)

Executive directors	Maximum amount 2019 DAVR		Reduction (ex post adjustments)	Final amount 2019 DAVR		2019 DAVR to be paid in 2023 [1] (first payment 60%)		2019 DAVR to be paid each year in 2024 and 2025 (20%)
	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash	Shares

Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529
CEO	685	204,288		685	204,288	411	122,572	137	40,858

(1)	First payment of 2019 Deferred AVR of the executive directors (60%). The remaining 40% is deferred and payable, in equal parts, in 2024 and 2025.

(2)	This amount will be updated by applying the CPI in the amount of EUR 55 thousand for the Chair and EUR 49 thousand for the CEO.

In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report, the cash amount of the 2019 DAVR to be paid in 2023 is included in section C.1. a) i), “Long-term variable remuneration”, of the CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2019 DAVR to be delivered in 2023 is included in section C.1. a) ii), “Financial instruments vested during the year”. The foregoing, also pursuant to the CNMV instructions on how to complete this Report.

Moreover, the portion in shares of the 2019 Deferred AVR due for delivery in 2023 incorporates the alignment with shareholder interests and share value as the price used to determine the number of shares of the Deferred Portion of the 2019 AVR was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2019 and 15 January 2020, which was EUR 5.03 per share. However, the executive directors will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered to their beneficiaries), the price used to estimate the gross profit of the shares corresponding to the Deferred

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	40

Portion of the 2019 AVR to be delivered in 202312 was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2022 and 15 January 2023, which was EUR 5.86 per share.

2018 Deferred AVR

As provided for in the remuneration policies applicable to executive directors, the 2018 Deferred AVR was subject to ex post adjustments based on the outcome of a series of Multi-year Performance Indicators approved by the Board of Directors in 2018. These results were calculated at the beginning of 2022 over a three-year measurement period (2019–2021) and revealed that the amount of the 2018 AVR should be reduced by 1%:

2018 Deferred AVR (long-term measurement period 2019–2021)
2018 DAVR Multi-year Performance Indicators	Solvency		Liquidity		Profitability
	Economic adequacy (Economic Equity/ECR)	Fully-loaded CET1	LtSCD (loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin – Loan-Loss Provisions)/Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)
Weighting	20%	20%	10%	10%	10%	20%	10%
Threshold for no reduction	≥ 100%	≥ 9.48%	≤ 140%	≥ 106%	≥ 0.20%	≥ 1.0%	1st to 8th
Result	152%	11.97%	104%	147%	1.18%	8.7%	9th
% reduction DAVR	0%	0%	0%	0%	0%	0%	1%

The foregoing was disclosed in the Annual Report on the Remuneration of Directors for financial year 2021, which is available to shareholders on the Bank’s website13.

In the case of the Chair, the payment of 40% of the 2018 Deferred AVR remains pending, with the second payment (20%), in cash and in shares, falling due in 2023 and the third in 2024 (remaining 20%).

2018 Deferred AVR payable in 2023

2018 Deferred AVR (EUR thousand and shares)

Executive director	Maximum amount 2018 DAVR		Reduction (ex post adjustments)	Final amount 2018 DAVR		2018 DAVR paid in 2022 (first payment 60%)		2018 DAVR to be paid in 2023 [1] (second payment 20%)		2018 DAVR to be paid in 2024 (third payment 20%)
	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares
Chair	574	180,785	-1%	569	178,977	341	107,386	114	35,795	114	35,795

(1)	Second payment of 2018 Deferred AVR of the Chair (20%) (with the remaining 20% due in 2024). The CEO does not have any outstanding 2018 Deferred AVR.

(2)	Amount already updated in 2022 by applying the CPI in the amount of EUR 23 thousand.

(3)	This amount will be updated by applying the CPI in the amount of EUR 15 thousand.

In accordance with the CNMV instructions for completing the CNMV statistical appendix included in section 5 of this Report, the cash amount of the 2018 DAVR to be paid in 2023 is shown in section C.1. a) i), “Long-term variable remuneration”, of the CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2018 DAVR to be delivered in 2023 is shown in section C.1. a) ii), “Financial instruments vested during the year”. The foregoing, also pursuant to the CNMV instructions on how to complete this Report.

[12]	As set out in the CNMV Statistical appendix included in Section 5 of this Report.
[13]	www.bbva.com

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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The portion in shares of the 2018 Deferred AVR due for delivery in 2023 contemplates the alignment with shareholder interests and share value as the price used to determine the number of shares of the Deferred Portion of the 2018 AVR was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2018 and 15 January 2019, which was EUR 4.77 per share. However, the Chair will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered), the price used to estimate the gross profit of the shares corresponding to the Deferred Portion of the 2018 AVR to be delivered in 202314 was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2022 and 15 January 2023, which was EUR 5.86 per share.

2017 Deferred AVR

In accordance with the provisions of the remuneration policies applicable to executive directors, the 2017 Deferred AVR was subject to ex post adjustments based on the result of a series of Multi-year Performance Indicators, approved by the Board of Directors in 2017, the result of which was calculated at the beginning of 2021 over a three-year measurement period (2018–2020), showing that, as all of them had reached their respective thresholds, no reduction should be applied to the 2017 Deferred AVR:

2017 Deferred AVR (long-term measurement period 2018–2020)

2017 DAVR Multi-year Performance Indicators	Solvency		Liquidity		Profitability
	Economic adequacy (Economic Equity/ECR)	Fully Loaded CET1	LtSCD (loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin/Average Total Assets) – (Cost of Risk/Average Total Assets)	ROE (Return on Equity)	TSR (Total Shareholder Return)
Weighting	20%	20%	10%	10%	10%	20%	10%
Threshold for no reduction	≥100%	≥9.35%	≤145.0%	≥99.50%	≥0.25%	≥2.5%	1st to 8th
Result	149.6%	11.32%	105.3%	135%	1.10%	7.3%	7th
% reduction DAVR	0%	0%	0%	0%	0%	0%	0%

The foregoing was disclosed in the Annual Report on the Remuneration of Directors for financial year 2020, which is available to shareholders on the Bank’s website15.

In the case of the Chair, the third and last payment equivalent to 20% of the 2017 Deferred AVR remains pending, in cash and in shares, and falls due in 2023, thereby concluding payment of this remuneration.

14 As set out in the CNMV Statistical appendix included in Section 5 of this Report.

15 www.bbva.com

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	42

2017 Deferred AVR payable in 2023

2017 Deferred AVR (EUR thousand and shares)

Executive director	Maximum amount 2017 DAVR		Reduction (ex post adjustments)	Final amount 2017 DAVR		2017 DAVR paid in 2021 (first payment 60%)		2017 DAVR paid in 2022 (second payment 20%)		2017 DAVR to be paid in 2023 [1] (third payment of 20%)
	Cash	Shares		Cash	Shares	Cash[2]	Shares	Cash[3]	Shares	Cash [4]	Shares

Chair	675	139,488	0%	675	139,488	405	83,692	135	27,898	135	27,898

(1)	Third and last payment of 2017 Deferred AVR of the Chair (20%). The CEO does not have any outstanding 2017 Deferred AVR.

(2)	Amount already updated in 2021 by applying the CPI in the amount of EUR 6 thousand.

(3)	Amount already updated in 2022 by applying the CPI in the amount of EUR 11 thousand.

(4)	Amount to be updated by applying the CPI in the amount of EUR 19 thousand.

In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report, the cash amount of the 2017 DAVR to be paid in 2023 is included in section C.1. a) i), “Long-term variable remuneration”, of the CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2017 DAVR to be delivered in 2023 is included in section C.1. a) ii), “Financial instruments vested during the year”. The foregoing, also pursuant to the CNMV instructions on how to complete this Report.

Likewise, the share portion of the 2017 Deferred AVR to be delivered in 2023 contemplates the alignment with the interests of shareholders and with the share value as the price used to determine the number of shares deliverable for the 2017 Deferred Portion of the AVR was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2017 and 15 January 2018, which was EUR 7.25 per share. However, the Chair will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered), the price used to estimate the gross profit of the shares corresponding to the Deferred Portion of the 2017 AVR to be delivered in 202316 was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2022 and 15 January 2023, which was EUR 5.86 per share.

Summary of Deferred AVR from previous financial years pending payment at the end of 2022

Director	2017 DAVR	DAVR 2018		DAVR 2019			DAVR 2021

Chair	2023 (20%)	2023 (20%)	2024 (20%)	2023 (60%)	2024 (20%)	2025 (20%)	2023 (20%)	2024 (20%)	2025 (20%)	2026 (20%)	2027 (20%)

CEO	-	-	-	2023 (60%)	2024 (20%)	2025 (20%)	2023 (20%)	2024 (20%)	2025 (20%)	2026 (20%)	2027 (20%)

There are no deferred amounts corresponding to the 2020 AVR, as the amount was EUR 0 following the decision of the executive directors to waive this remuneration in view of the exceptional circumstances to have arisen from the COVID-19 crisis.

16 As set out in the CNMV statistical appendix included in Section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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4.4.	Comparison between directors’ remuneration, average employee remuneration and the Institution’s performance

As per the terms of CNMV Circular 4/2013, section C.2 of the CNMV Statistical Appendix (section 5 of this Report) includes a table showing the trend, over the last five years, of the remuneration accrued by each BBVA director, as well as the results and average remuneration of the Group’s workforce.

For the purposes of the table included in section C.2 of the Statistical Appendix, and to ensure greater transparency and a clearer understanding of the information presented, the data on the average remuneration of BBVA, S.A. employees in Spain, which is where the Bank has its registered office and headquarters, are also provided below. The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living, meaning that it is lower than the income received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions.

The comparison between the remuneration of BBVA, S.A. directors, which is the subject of this Report, and the workforce’s average remuneration, it is therefore distorted if the average remuneration of the BBVA Group’s employees (at a consolidated level) is taken into account, since these are not comparable figures due to the geographical diversification of the Group.

	Total amounts accrued (EUR thousand) and year on year variation (%)

	2022	% Var. 2022/2021	2021	% Var. 2021/2020	2020	% Var. 2020/2019	2019	% Var. 2019/2018	2018

Director remuneration (EUR thousand)

Executive directors

Carlos Torres Vila	7,580	22.63	6,181	79.84	3,437	-31.44	5,013	18.99	4,213

Onur Genç	6,610	19.31	5,540	37.26	4,036	-19.04	4,985	0.00	0

External directors

José Miguel Andrés Torrecillas	536	0.19	535	3.88	515	5.10	490	-0.61	493

Jaime Caruana Lacorte	568	0.00	568	0.00	568	7.78	527	122.36	237

Raúl Galamba de Oliveira	332	19.00	279	32.86	210	0.00	0	0.00	0

Belén Garijo López	364	0.28	363	0.55	361	-0.28	362	6.47	340

Connie Hedegaard Koksbang	107	0.00	0	0.00	0	0.00	0	0.00	0

Lourdes Máiz Carro	259	0.78	257	0.39	256	-4.12	267	-10.40	298

José Maldonado Ramos	359	0.28	358	0.28	357	0.85	354	-12.38	404

Ana Peralta Moreno	247	0.41	246	0.00	246	-0.40	247	68.03	147

Juan Pi Llorens	479	-9.79	531	0.76	527	3.94	507	7.64	471

Ana Revenga Shanklin	265	12.29	236	40.48	168	0.00	0	0.00	0

Susana Rodríguez Vidarte	466	0.22	465	0.22	464	0.65	461	0.88	457

Carlos Salazar Lomelín	262	-4.03	273	3.41	264	0.00	0	0.00	0

Jan Verplancke	215	0.00	215	6.97	201	16.86	172	30.30	132

Sunir Kumar Kapoor	243	41.28	172	0.00	172	0.00	172	0.00	172

Consolidated results (EUR thousand) [1]	10,355,883	42.91	7,246,568	38.09	5,247,609	-17.99	6,398,491	-24.24	8,446,248

Average remuneration of BBVA employees (EUR thousand) [2]	79	8.22	73	12.31	65	-7.14	70	2.94	68

(1)	Profit before tax of the consolidated financial statements for each year.

(2)

Ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors), calculated on a full-time equivalent basis. In calculating this ratio, individuals who had been employees of BBVA, S.A. at any point during the year were included.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	44

For the purposes of this table, the remuneration of executive directors includes all fixed remuneration paid in 2022 and variable remuneration which vesting has occurred by the date of this Report, once 2022 financial year has ended and it has been verified that no ex post adjustments (including malus arrangements) preventing or limiting its payments apply.

In particular, for financial year 2022, the amount specified includes, on the one hand, the Annual Fixed Remuneration and the executive directors’ remuneration in kind, as well as the amounts corresponding to the fixed commitments assumed in favour of the Chief Executive Officer, and, on the other hand, the Annual Variable Remuneration vested as at the date of this Report, which includes:

●    Upfront Portion of 2022 AVR (40% of 2022 total AVR); and

●   Deferred AVR from previous financial years which payment falls due in 2023, as well as the updating of the cash amount pursuant to CPI:

-   First payment of 2021 Deferred AVR for both executive directors (20% of the 2021 AVR).

-   First payment of 2019 Deferred AVR for both executive directors (60% of the 2019 AVR).

-   Second payment of the 2018 Deferred AVR for the Chair (20% of the 2018 DAVR). The Chief Executive Officer has no outstanding amounts due from the 2018 DAV).

-   Third and final payment of the 2017 Deferred AVR for the Chair (20% of the 2017 DAVR). The Chief Executive Officer has no outstanding amounts due from the 2017 DAVR.

4.5.	Other matters relating to 2022 financial year

A.	Payments due to termination of contractual relationship

The Bank has undertaken no commitments to pay indemnities to its directors upon the termination of their contractual relationship, nor has the Bank made any other commitments to make payments resulting from the early cessation of their positions, beyond those matters disclosed in this Report.

The directors did not accrue or receive any payment of this kind during the financial year last ended.

B.	Loans, advances and guarantees

The directors did not accrue any remuneration in the form of, or resulting from, advances, loans or guarantees in 2022.

C.	Application of malus and clawback arrangements

The Policy establishes mechanisms to reduce or recover up to 100% of the Annual Variable Remuneration of each executive director, through malus and clawback clauses, on the same terms as those applicable to the rest of the Identified Staff. These clauses are set out in the BBVA Directors’ Remuneration Policy published on the Bank’s website.

In the 2022 financial year, the variable remuneration of executive directors was neither reduced nor clawed back.

D.	Remuneration paid by other Group companies

In 2022, non-executive director Carlos Salazar Lomelín received a total amount of EUR 90 thousand in attendance fees for his membership of the management body of BBVA México, S.A. and Grupo Financiero BBVA México, S.A. de C.V. and for his membership of the strategy forum of BBVA México.

This amount is included in section C.1. b) i) “Remuneration of directors of the listed company for seats on the boards of other subsidiary companies i) Remuneration accrued in cash”, of the CNMV Statistical appendix included in section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	45

In 2021, the Board of Directors of BBVA authorised the granting by BBVA México of a credit transaction in favour of non-executive director Carlos Salazar Lomelín, for the sum of EUR 909 thousand17, which remains in force as at the date of this Report. This amount does not constitute remuneration to the director given that it was granted under market conditions and no preferential treatment as a result of his status as a director was given. For this reason, it is not included in the CNMV Statistical appendix included in section 5 of this Report.

There are no further remuneration items beyond those described in the preceding paragraphs, nor did the directors accrue any additional, supplementary or different remuneration in the financial year last ended beyond those indicated in this Report.

17 The closing exchange rate of December 2021 (year of the grant of the loan) is used for the calculation in euros (23.1438 €/PMX).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	46

   5.   CNMV Statistical appendix

B. Overall summary of how Remuneration Policy was applied during the year last ended

B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

	Number	% of total

Votes cast	4,354,450,415	65.30%

	Number	% of votes cast

Votes against	483,898,201	11.11%

Votes for	3,845,626,259	88.31%

Blank votes	0	0.00%

Abstentions	24,925,955	0.57%

A highly significant percentage of BBVA shareholders have shown regular support for the remuneration proposals submitted by the Board of Directors on the proposal of the Remuneration Committee. In particular, at the General Shareholders’ Meeting held on 18 March 2022, 88.31% of votes were cast in favour of the Annual Report on the Remuneration of Directors for the 2021 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	47

C. Itemised individual remuneration accrued by each director

Name	Type	Period of accrual in year 2022

Carlos Torres Vila	Executive Chair	01/01/2022 to 31/12/2022

Onur Genç	Chief Executive Officer	01/01/2022 to 31/12/2022

José Miguel Andrés Torrecillas	Independent Deputy Chair	01/01/2022 to 31/12/2022

Jaime Félix Caruana Lacorte	Independent director	01/01/2022 to 31/12/2022

Raúl Catarino Galamba de Oliveira	Lead Director	01/01/2022 to 31/12/2022

Belén Garijo López	Independent director	01/01/2022 to 31/12/2022

Connie Hedegaard Koksbang	Independent director	29/03/2022 to 31/12/2022

Lourdes Máiz Carro	Independent director	01/01/2022 to 31/12/2022

José Maldonado Ramos	Other non-executive director	01/01/2022 to 31/12/2022

Ana Cristina Peralta Moreno	Independent director	01/01/2022 to 31/12/2022

Juan Pi Llorens	Independent director	01/01/2022 to 31/12/2022

Ana Leonor Revenga Shanklin	Independent director	01/01/2022 to 31/12/2022

Susana Rodríguez Vidarte	Other non-executive director	01/01/2022 to 31/12/2022

Carlos Vicente Salazar Lomelín	Other non-executive director	01/01/2022 to 31/12/2022

Jan Paul Marie Francis Verplancke	Independent director	01/01/2022 to 31/12/2022

Sunir Kumar Kapoor	Independent director	01/01/2022 to 18/03/2022

C.1 Complete the following tables regarding the individual remuneration of each director (including remuneration received for performing executive duties) accrued during the year.

a) Remuneration from the reporting company:

i) Remuneration accrued in cash (EUR thousand)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	48

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance	Other items	Total year 2022	Total year 2021

Carlos Torres Vila				2,924	926	1,011		283	5,144	4,611

Onur Genç				2,179	712	624		155	3,670	3,314

José Miguel Andrés Torrecillas	179		348					9	536	535

Jaime Félix Caruana Lacorte	129		439						568	568

Raúl Catarino Galamba de Oliveira	182		150						332	279

Belén Garijo López	129		220					15	364	363

Connie Hedegaard Koksbang	107								107

Lourdes Máiz Carro	129		109					21	259	257

José Maldonado Ramos	129		213					17	359	358

Ana Cristina Peralta Moreno	129		109					9	247	246

Juan Pi Llorens	155		303					21	479	531

Ana Leonor Revenga Shanklin	129		136						265	236

Susana Rodríguez Vidarte	129		320					17	466	465

Carlos Vicente Salazar Lomelín	129		43						172	172

Jan Paul Marie Francis Verplancke	129		86						215	215

Sunir Kumar Kapoor	32		11						43	172

The figures included in this table may show no significant variations with respect to other public documents containing information on the remuneration of BBVA directors due to the need to complete this Report using figures in thousands of euros.

The amounts included in the “Short-term variable remuneration” and “Long-term variable remuneration” cells for executive directors relate to:

●    Short-term variable remuneration: Upfront Portion of the Annual Variable Remuneration 2022 (40%) in cash, payable in 2023.

●    Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration of previous financial years, in cash, payable in 2023, including its update according to the annual CPI:

-   first payment of the Deferred Portion of the DAVR 2021 in the case of both executive directors (20% of the DAVR 2021);

-   first payment of the Deferred Portion of the DAVR 2019 in the case of both executive directors (60% of the DAVR 2019);

-   second payment of the Deferred Portion of the DAVR 2018 in the case of the Chair (20% of the DAVR 2018) (which incorporates the downward adjustment pursuant to the application of the Multi-year Performance Indicators already reported last year); and

-   third and last payment of the Deferred Portion of the DAVR 2017 in the case of the Chair (20% of the DAVR 2017);

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	49

ii) Table of changes in share-based remuneration schemes and gross profit from vested shares or financial instruments

Name	Name of plan	Financial instruments at start of 2022		Financial instruments awarded during 2022		Financial instruments vested during the year				Instruments expired but not exercised	Financial instruments at end of 2022
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ve sted shares	Price of vested shares	Gross profit from vested shares or financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
Carlos Torres Vila	2022 AVR in shares	0	0	442,874	442,874	158,169	158,169	5.86	927		284,705	284,705
	2021 DAVR in shares	286,625	286,625	0	0	57,325	57,325	5.86	336		229,300	229,300
	2019 DAVR in shares	227,645	227,645	0	0	136,587	136,587	5.86	800		91,058	91,058
	2018 DAVR in shares	71,590	71,590	0	0	35,795	35,795	5.86	210		35,795	35,795
	2017 DAVR in shares	27,898	27,898	0	0	27,898	27,898	5.86	163		0	0
Onur Genç	2022 AVR in shares	0	0	340,611	340,611	121,646	121,646	5.86	713		218,965	218,965
	2021 DAVR in shares	217,760	217,760	0	0	43,552	43,552	5.86	255		174,208	174,208
	2019 DAVR in shares	204,288	204,288	0	0	122,572	122,572	5.86	718		81,716	81,716
José Miguel Andrés Torrecillas	Fixed remuneration system with deferred delivery of shares	98,772	98,772	19,253	19,253			0.00			118,025	118,025
Jaime Félix Caruana Lacorte	Fixed remuneration system with deferred delivery of shares	56,972	56,972	20,733	20,733			0.00			77,705	77,705
Raúl Catarino Galamba de Oliveira	Fixed remuneration system with deferred delivery of shares	9,500	9,500	10,177	10,177			0.00			19,677	19,677
Belén Garijo López	Fixed remuneration system with deferred delivery of shares	77,848	77,848	12,741	12,741			0.00			90,589	90,589
Connie Hedegaard Koksbang	Fixed remuneration system with deferred delivery of shares	0	0	0	0			0.00			0	0
Lourdes Máiz Carro	Fixed remuneration system with deferred delivery of shares	55,660	55,660	8,696	8,696			0.00			64,356	64,356
José Maldonado Ramos	Fixed remuneration system with deferred delivery of shares	123,984	123,984	12,493	12,493			0.00			136,477	136,477

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	50

Ana Cristina Peralta Moreno	Fixed remuneration system with deferred delivery of shares	26,396	26,396	8,696	8,696			0.00		35,092	35,092
Juan Pi Llorens	Fixed remuneration system with deferred delivery of shares	115,896	115,896	18,703	18,703			0.00		134,599	134,599
Ana Leonor Revenga Shanklin	Fixed remuneration system with deferred delivery of shares	7,568	7,568	8,611	8,611			0.00		16,179	16,179
Susana Rodríguez Vidarte	Fixed remuneration system with deferred delivery of shares	161,375	161,375	16,400	16,400			0.00		177,775	177,775
Carlos Vicente Salazar Lomelín	Fixed remuneration system with deferred delivery of shares	5,642	5,642	6,270	6,270			0.00		11,912	11,912
Jan Paul Marie Francis Verplancke	Fixed remuneration system with deferred delivery of shares	21,416	21,416	7,835	7,835			0.00		29,251	29,251
Sunir Kumar Kapoor	Fixed remuneration system with deferred delivery of shares	30,652	30,652	6,270	6,270	36,922	36,922	5.43	200	0	0

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	51

For the executive directors:

●   The amounts included in the cells “Financial instruments at start of 2022” and “Financial instruments at end of 2022” correspond to the number of shares awarded and not yet vested at the beginning and end of financial year 2022, respectively.

●   The amounts included in the cell “Financial instruments awarded during 2022” include all shares awarded under the 2022 AVR.

●   The amounts included in the cell “Financial Instruments vested during the year” correspond to:

-   Short-term variable remuneration: Upfront Portion of the 2022 AVR (40%) in shares, payable in 2023.

-   Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous financial years, in shares, which is payable in 2023:

-   first payment of the Deferred Portion of the DAVR 2021 in the case of both executive directors (20% of the DAVR 2021);

-   first payment of the Deferred Portion of the DAVR 2019 in the case of both executive directors(60% of the DAVR 2019);

-   second payment of the Deferred Portion of the 2018 AVR in the case of the Chair (20% of the DAVR 2018) (which incorporates the downward adjustment pursuant to the application of the Multi-year Performance Indicators already reported last year); and

-   third and last payment of the Deferred Portion of the DAVR 2017 in the case of the Chair (20% of the DAVR 2017);

Given that, as at the date of drafting of this Report, these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price as that used to calculate the part in shares of the 2022 AVR has been used. Thus, the average closing price of the BBVA share for the trading sessions running from 15 December 2022 to 15 January 2023 has been taken as a reference, which was EUR 5.86 per share.

The price initially used to determine the number of shares corresponding to the Deferred Portion of the 2021, 2019, 2018 and 2017 AVR was, in accordance with the policies applicable in those financial years, the average closing price of the BBVA share over the trading sessions running from 15 December of the year to which the AVR related to 15 January of the following year. For the 2021 DAVR, it was EUR 5.33 per share, for the 2019 DAVR, it was EUR 5.03 per share, for the 2018 DAVR it was EUR 4.77 per share, and for the 2017 DAVR it was EUR 7.25 per share.

For the non-executive directors:

●   The amounts included in the cell “Financial instruments at start of 2022” correspond to the theoretical shares that non-executive directors had accumulated at the beginning of financial year 2022 under the fixed remuneration system with deferred delivery of BBVA shares, as set out in sections 3.2 and 4.2 of this Report (the “System”). However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to directors.

●   The amounts included in the cell “Financial instruments awarded during 2022” correspond to the theoretical shares allocated to each of them in that financial year (equivalent to 20% of the annual fixed allowance in cash received by each of them in 2021). These theoretical shares have not been delivered since, in accordance with the provisions of the Policy, they will only be delivered once the director ceases to hold office for any reason other than a serious dereliction of duties.

●   The amounts included in the cell “Financial instruments vested during the year” correspond to the BBVA shares received by the non-executive director who ceased to hold office in 2022, which are equivalent to the total theoretical shares accumulated up to the date of his departure under the System. These shares were delivered at a price of USD 6.02/share, which is equivalent to EUR 5.43/share at the exchange rate on the date of delivery (1,1085 USD/EUR).

●   The amounts included in the cell “Financial instruments at end of 2022” correspond to the theoretical shares accumulated by each non-executive director as at 31 December 2022. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	52

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes

No data

	Contribution for the year by the company (EUR thousand)				Amount of accrued funds (EUR thousand)

Name	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Schemes with vested economic rights		Schemes with non-vested economic rights
	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021

Carlos Torres Vila			924	914			22,771	24,546

Onur Genç			285	295

Includes contributions recorded to meet pension commitments in favour of executive directors in 2022. For the Chair, these contributions correspond to the sum of the annual contribution to the retirement pension, after adding the adjustment made to the “discretionary pension benefits” for the 2021 financial year to be contributed in 2022 (following the close of the 2021 financial year) and the premiums to cover the contingencies of death and disability. For the Chief Executive Officer, the contributions recorded correspond exclusively to the premiums to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

iv) Details of other items

Name	Item	Amount of remuneration

Onur Genç	Mobility allowance	600

Onur Genç	Fixed allowance in cash in lieu of pension	654

This remuneration corresponds to the commitments undertaken with the Chief Executive Officer as set out in the Policy, involving the payment of an annual cash sum in lieu of the provision of a contribution to cover the contingency of retirement (cash in lieu of pension), of an amount equivalent to 30% of his Annual Fixed Remuneration in effect at any given time; and an annual cash amount as mobility allowance.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	53

b) Remuneration of directors of the listed company for their membership to the management bodies of other subsidiary companies:

i) Remuneration accrued in cash (EUR thousand)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance	Other items	Total year 2022	Total year 2021

Carlos Vicente Salazar Lomeln		90							90	101

This remuneration relates to the allowances for attending the meetings of the board of directors of BBVA México, S.A.and Grupo Financiero BBVA México, S.A. de C.V., as well as the strategy forum of BBVA México in the financial years 2022 and 2021.

ii) Table of changes in share-based remuneration schemes and gross profit from vested shares or financial instruments

		Financial instruments at start of 2022		Financial instruments awarded during 2022		Financial instruments vested during the year				Instruments expired but not exercised	Financial instruments at end of 2022

Name	Name of plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/v ested shares	Price of vested shares	Gross profit from vested shares or financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares

No data

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	54

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes

No data	0

	Contribution for the year by the company (EUR thousand)				Amount of accrued funds (EUR thousand)

Name	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Schemes with vested economic rights		Schemes with non-vested economic rights
	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021	Financial year 2022	Financial year 2021

No data

iv) Details of other items

Name	Item	Amount of remuneration

No data

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	55

c) Summary of remuneration (EUR thousand):

This summary must include the amounts corresponding to all the remuneration items included in this report that have been accrued by each director, in thousands of euros.

		Remuneration accrued at the Company					Remuneration accrued at group companies

Name	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total year 2022 company	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total year 2022 group	Total year 2022 company + group
Carlos Torres Vila	5,144	2,436			7,580						7,580
Onur Genç	3,670	1,686		1,254	6,610						6,610
José Miguel Andrés Torrecillas	536				536						536
Jaime Félix Caruana Lacorte	568				568						568
Raúl Catarino Galamba de Oliveira	332				332						332
Belén Garijo López	364				364						364
Connie Hedegaard Koksbang	107				107						107
Lourdes Máiz Carro	259				259						259
José Maldonado Ramos	359				359						359
Ana Cristina Peralta Moreno	247				247						247
Juan Pi Llorens	479				479						479
Ana Leonor Revenga Shanklin	265				265						265
Susana Rodríguez Vidarte	466				466						466
Carlos Vicente Salazar Lomelín	172				172	90				90	262
Jan Paul Marie Francis Verplancke	215				215						215
Sunir Kumar Kapoor	43	200			243						243
Total	13,226	4,322		1,254	18,802	90				90	18,892

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	56

C.2 Indicate the evolution in the last 5 years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

	Total amounts accrued (EUR thousand) and annual change (%)

	Year 2022	% variation 2022/2021	Year 2021	% variation 2021/2020	Year 2020	% variation 2020/2019	Year 2019	% variation 2019/2018	Year 2018
Executive directors
Carlos Torres Vila	7,580	22.63	6,181	79.84	3,437	-31.44	5,013	18.99	4,213
Onur Genç	6.610	19.31	5,540	37.26	4,036	-19.04	4,985	0.00	0
External directors
José Miguel Andrés Torrecillas	536	0.19	535	3.88	515	5.10	490	-0.61	493
Jaime Félix Caruana Lacorte	568	0.00	568	0.00	568	7.78	527	122.36	237
Raúl Catarino Galamba de Oliveira	332	19.00	279	32.86	210	0.00	0	0.00	0
Belén Garijo López	364	0.28	363	0.55	361	-0.28	362	6.47	340
Connie Hedegaard Koksbang	107	0.00	0	0.00	0	0.00	0	0.00	0
Lourdes Máiz Carro	259	0.78	257	0.39	256	-4.12	267	-10.40	298
José Maldonado Ramos	359	0.28	358	0.28	357	0.85	354	-12.38	404
Ana Cristina Peralta Moreno	247	0.41	246	0.00	246	-0.40	247	68.03	147
Juan Pi Llorens	479	-9.79	531	0.76	527	3.94	507	7.64	471
Ana Leonor Revenga Shanklin	265	12.29	236	40.48	168	0.00	0	0.00	0
Susana Rodríguez Vidarte	466	0.22	465	0.22	464	0.65	461	0.88	457
Carlos Vicente Salazar Lomelín	262	-4.03	273	3.41	264	0.00	0	0.00	0
Jan Paul Marie Francis Verplancke	215	0.00	215	6.97	201	16.86	172	30.30	132
Sunir Kumar Kapoor	243	41.28	172	0.00	172	0.00	172	0.00	172

Consolidated results of the company	10,355,883	42.91	7,246,568	38.09	5,247,609	-17.99	6,398,491	-24.24	8,446,248

Average employee remuneration	38	11.76	34	17.24	29	-25.64	39	5.41	37

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In accordance with the CNMV’s instructions for completing this Report:

●   In the “Director’s remuneration” cells, the total remuneration received from the Company has been recorded for each financial year, together with the amount received from its subsidiary companies, i.e. the total in table C.1. c) of this section. This leads to a difference, in terms of comparability, between the remuneration of executive directors and the average remuneration of employees. The average remuneration of employees has been calculated, in accordance with the CNMV’s instructions for completing this Report, on the basis of the full amount of the AVR for each year (without considering the deferral of a portion of that remuneration, in the case of some employees), while the remuneration of executive directors has been calculated on the basis of the amount of the AVR to have vested in each year (only the Upfront Portion of the AVR for the last year ended, payment of which falls due the following year) and the Deferred AVR for previous years vested after the end of each of the financial years.

●   The significant variations in the remuneration of directors arise from:

In the case of executive directors:

-   The increase of remuneration between 2022 and 2021 financial years, is due firstly to the amount of the 2022 AVR accrued in view of the good results obtained by the Bank in 2022 and secondly, to the fact that this is the first year in which the change in the payment schedule for deferred variable remuneration, as per the BBVA Directors’ Remuneration Policy approved by the Annual General Shareholders’ Meeting on 20 April 2021, is implemented, by virtue of which the Deferred AVR will be paid pro rata during each of the 5 years of deferral. The overlap of this new payment schedule with those in place under director remuneration policies applicable to variable remuneration in previous financial years results in an increase in deferred variable remuneration accrued in 2022 (payable in 2023) compared to that accrued in 2021 (paid in 2022).

-   The increase in remuneration between 2020 and 2021 financial years is due to the fact that in 2020 the executive directors did not generate AVR as a result of their voluntary waiver of AVR due to the exceptional circumstances arising from the COVID-19 crisis. Moreover, in the case of the Chair, the variation is due to the transformation of his pension system under the Directors’ Remuneration Policy approved in 2021, which led to a reduction in the pension contribution and the redistribution of the corresponding amount between the Annual Fixed Remuneration and Target Annual Variable Remuneration.

-   The variation in the remuneration of executive directors between 2020 and 2019 financial years is also due to the waiver in 2020 of the 2020 AVR.

In the case of non-executive directors:

-   The variation of the remuneration of the non-executive director Raúl Galamba de Oliveira between 2022 and 2021 financial years is due to his appointment as Lead Director in 2022. Meanwhile, the variation of the remuneration of Sunir Kumar Kapoor is due to the fact that he ceased to hold office in 2022.

-   The variations in the remuneration of the non-executive directors Raúl Galamba de Oliveira, Ana Revenga Shanklin and Carlos Salazar Lomelín between 2020 and 2021 financial years are due to the fact that they were appointed by the General Meeting in 2020 and, consequently, in that year, they did not hold office for the full year.

-   The variations in the remuneration of non-executive directors between 2019 and 2018 are due to the changes made to the Bank’s Corporate Governance System in 2019, following the approval of a fixed remuneration for the roles of Deputy Chair and Lead Director and the reorganisation of the functions of certain Board committees, as well as changes in their composition. In particular, in the case of the non-executive director Jaime Caruana Lacorte, the variation is due to his appointment as Chair of the Audit Committee in 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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●   The “Results of the company” cell includes the profit before tax shown in the consolidated annual financial statements issued and audited for each financial year.

●   The “Average employee remuneration” cell shows the average remuneration of employees calculated as the ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiary companies (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

In the interests of transparency and better understanding of the information presented, section 4.4. of this Report also provides information on the average remuneration of BBVA, S.A. employees in Spain (which in 2022 was of EUR 79 thousand), which is where the Company has its registered office and headquarters. The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living, meaning that it is lower than the income received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions. The comparison between the remuneration of BBVA, S.A. directors, which is the subject of this Report, and the workforce’s average remuneration, it is therefore distorted if the average remuneration of the BBVA Group’s employees (at a consolidated level) is taken into account, since these are not comparable figures due to the geographical diversification of the Group.

This Annual Remuneration Report has been approved by the Board of Directors of the Company at its meeting of 9 February 2023.

Indicate whether any director voted against or abstained from approving this Report: NO

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.	Directors’ Remuneration Policy applicable in 2023

The BBVA Directors’ Remuneration Policy in force at the date of this Report is the Policy approved by the General Shareholders’ Meeting held on 20 April 2021, detailed in section 3.

As stipulated in article 529 novodecies of the Corporate Enterprises Act, as amended by Act 5/2021 of 12 April, once the last financial year foreseen for its application has arrived, a new policy must be submitted to the General Meeting for consideration before the end of that financial year.

In view of the foregoing, the Board of Directors, at the proposal of the Remuneration Committee, has approved a new policy, which will be submitted for approval at the General Shareholders’ Meeting of the Company, to be held, foreseeably, on 17 March, 2023, and which, if approved, will be applicable as from the financial year 2023 itself, replacing the previous policy, and for the following three financial years (hereinafter, for the purposes of this section 6, the “Directors’ Remuneration Policy” or the “Policy” ).

For the purpose of establishing the new Policy, the Remuneration Committee has conducted an in-depth review of the current directors’ remuneration policy and the remuneration system as a whole. In particular, during the 2022 financial year, the Remuneration Committee carried out a strategic reflection on the variable remuneration model, both for executive directors and the rest of the Identified Staff, with the main aim of strengthening alignment of remuneration with the creation of value and long-term sustainable performance and with sound and effective risk management, while also maintaining a policy that allows to attract, motivate and retain the best talent.

As a result of this reflection by the Remuneration Committee, for which it relied on the independent expert advice of the external firms WTW (as regards market analysis and comparisons) and J&A Garrigues, S.L.P. (for legal matters), as well as the support of the Bank’s own internal services, the decision was reached to implement a new variable remuneration model for executive directors, to apply also to the rest of the Identified Staff, including BBVA’s Senior Management. This new model introduces the following key changes to BBVA’s remuneration policies:

●   The annual variable remuneration now comprises two components: a short-term incentive and a long-term incentive, without this entailing an increase of the target annual variable remuneration for executive directors under the previous policy.

●   For the accrual and award of both such components, whether in whole or in part, the profit and capital ratio thresholds to be set annually by the Board of Directors on the proposal of the Remuneration Committee must be met.

●   The short-term incentive will be calculated based on the performance of a series of indicators, both financial and non-financial, subject to an annual measurement period. These indicators will be aligned with the most relevant management metrics and the Group’s strategic priorities.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	60

●   The long-term incentive will be calculated on the basis of the outcome of a series of financial and non-financial indicators, with targets set to be met at the end of three years to reflect the Group’s performance over a multi-year framework. These indicators will prioritise the creation of value and profitability for shareholders and for the Group in the long run, as well as the progressive achievement of the Bank’s sustainability goals and commitments.

-   The indicators for the long-term incentive for 2023 include a portfolio decarbonisation indicator, which will be used to measure the degree of achievement of the decarbonisation targets relating to certain sectors for which the Bank publishes specific targets. Therefore, this indicator relates directly to the BBVA Group’s strategic priority of helping clients transition to a sustainable future, and to the climate action commitments undertaken by the Bank.

-   The indicators for the long-term incentive for 2023 also include a social indicator which will measure the trend in the percentage of women in management positions in the BBVA Group. This metric is fully aligned with the strategic priority of having the best, most engaged and diverse team, guided by the Bank’s Purpose and its values and behaviours, and with a talent development model that provides growth opportunities for all.

●   In the interests of easing the following up by shareholders of the evolution of the indicators used to calculate the annual variable remuneration, the individual indicators for each executive director (related to their roles and responsibilities) have been removed. The results of these indicators were assessed overall, based on the Bank’s progress towards the strategic aspects to be pursued by each executive director. In this way, full traceability of the performance of the indicators, their results and their impact on the calculation of variable remuneration will be ensured.

●   Likewise, in order to seek greater alignment with value creation and pursuant to applicable regulations, executive directors may now receive part of their annual variable remuneration in the form of BBVA share options or other instruments linked to BBVA shares.

●   New ex post risk adjustments are included, which may reduce, even to zero, the deferred annual variable remuneration awarded pursuant to the policy and payable in each year, if certain liquidity and capital thresholds are not met.

●   New provisions have been added to the malus and clawback arrangements for executive directors, which the Board of Directors will develop in due course, on the proposal of the Remuneration Committee, in order to comply with recent U.S. regulations applicable to the Bank in relation to this matter[18].

●   Lastly, certain other technical improvements have been introduced following the review of the policy to further enhance transparency and comprehensibility of the policy.

18 New rule adopted by the U.S. Securities and Exchange Commission to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and which applies to the Bank as a foreign private issuer listed on the New York Stock Exchange. As at the date of approval of the Policy by the Board of Directors, the New York Stock Exchange has yet to implement this rule by approving a listing standard that will apply to issuers listed there. However, this listing standard is expected to be approved and published prior to the date on which the General Meeting is due to vote on the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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The Bank intends to likewise update the BBVA Group’s General Remuneration Policy which includes the rules applicable to the Annual Variable Remuneration of the Identified Staff, including BBVA’s Senior Management, the main features of which have been set out in section 2 of this Report, to adapt it to the changes introduced in the Directors’ Remuneration Policy, once the latter is approved, if the case may be, by the General Meeting.

6.1. Decision-making process for approval of the Policy

Pursuant to the provisions of Articles 511 bis and 529 novodecies of the Corporate Enterprises Act, the directors’ remuneration policy must be submitted, as a separate item on the agenda, for approval by the General Shareholders’ Meeting.

In accordance with the provisions of Article 17 of the Regulations of the Board of Directors, one of the Board’s functions is to approve the directors’ remuneration policy so that it may be submitted to the General Shareholders’ Meeting.

Meanwhile, the Remuneration Committee assists the Board in matters of remuneration, and is responsible for proposing to the Board of Directors, for its submission to the General Shareholders’ Meeting, the director’s remuneration policy, together with its corresponding report.

In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee works alongside the Risk and Compliance Committee, which is also involved in establishing the remuneration policy to ensure that it is consistent with sound and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution.

In 2023, in compliance with the provisions of article 529 novodecies of the Corporate Enterprises Act, once the last financial year foreseen for the application of the directors’ remuneration policy currently in force, approved by the General Meeting on 20 April 2021, has arrived, a new policy should be submitted to the General Meeting for consideration before the end of that financial year.

In view of the above, during the financial year 2022, the Remuneration Committee has conducted a thorough analysis and in-depth review of the current policy and the remuneration system as a whole. For this purpose, as in 2021, it has had the support of the Bank’s internal services, as well as the independent advice of two leading external firms in the field of directors and senior executives’ remuneration, WTW, for the market analysis and benchmarking, and J&A Garrigues, S.L.P., for the legal analysis of the Policy.

In establishing the new Policy, the Remuneration Committee has taken into account, among other matters, the suggestions received within the framework of the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders, as well as the results of the votes in recent years on the proposals laid before the General Shareholders’ Meeting on matters relating to remuneration, so as to continue progressing in line with expectations and the latest market trends.

The Remuneration Committee also analysed the remuneration schemes and, in particular, the variable remuneration models employed for similar positions by the main comparable financial institutions belonging to BBVA’s peer group for remuneration purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2022	62

As with the previous policy, the governance and supervision model for the new Policy follows on from the current policy in authorising the Remuneration Committee to propose to the Board of Directors for approval or, where applicable, submission to the General Meeting where required by law, the implementation of any amendments or temporary derogations to the Policy that may be necessary during its term.

More precisely, the Policy provides that the Board of Directors, following analysis by and on the proposal of the Remuneration Committee, may agree to make temporary derogations to the Policy in connection with the accrual, award, vesting and/or payment of all components provided for in the Policy, if this proves necessary in order to better serve the long-term interests and sustainability of the Company as a whole or to ensure its viability.

Both the text of the new Policy and the specific report of the Remuneration Committee in respect thereof will be made available to shareholders from the date on which the General Meeting is announced on the Bank’s website.

6.2. Remuneration system for non-executive directors 2023

The new Policy, like the previous one, reflects the framework set out in the Bylaws regulating the remuneration of non-executive directors (as provided for in Article 33º bis of the Bylaws) and executive directors (as provided for in Article 50º bis of the Bylaws). It also provides a description of their respective remuneration systems and the specific items of remuneration under each system.

As indicated, in accordance with Article 33º bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they undertake, and consists of fixed remuneration only.

The new Policy makes no changes with respect to the various items comprising the remuneration of non-executive directors, which are therefore as set out in section 3.2. of this Report.

6.3. Remuneration system for executive directors 2023

As indicated, executive directors have their own remuneration system, which is defined in accordance with best market practices. Its items are set out in Article 50º bis of the Bylaws and are the same as those that are generally applicable to members of Senior Management.

As a new main element, the Policy establishes a new variable remuneration model, which is explained in detail below.

The Policy does not envisage changes to the other elements of the remuneration system for executive directors, nor to the main terms of their contracts, which are described in section 3.3. of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.3.1.	New Annual Variable Remuneration model 2023

As indicated above, under the new Policy, the annual variable remuneration of executive directors now consists of a short-term incentive (the “Short-Term Incentive” or “STI”) and a long-term incentive (the “Long-Term Incentive” or “LTI”).

In line with the corporate variable remuneration model applicable to the rest of the Group’s employees, the STI is awarded annually and reflects performance, as measured through the achievement of targets set to assess the results obtained in each year for a series of indicators aligned with the most relevant management metrics and with the strategic priorities defined by the Group.

Meanwhile, in line with the variable remuneration model to be applied to Senior Management and other members of the Identified Staff, the LTI reflects performance over a multi-year time horizon and its final amount is conditional on the achievement of various long-term objectives, set to be meet and the end of three years from the initial award, which allow to assess the performance and fulfilment of the Group’s strategy in the long-term.

The target annual variable remuneration corresponds to the sum of the Target STI and the Target LTI, which represent 64% and 36%, respectively (the “Target Annual Variable Remuneration” or the “Target AVR”). There is no increase in the amount of the Target Annual Variable Remuneration of executive directors with respect to the policy approved in 2021.

Furthermore, as a new element, executive directors may receive part of their annual variable remuneration in shares in the form of options on BBVA shares or other instruments linked to shares, in order to seek greater alignment with the creation of value and in accordance with the provisions of the applicable regulations.

The STI and the LTI that make up the annual variable remuneration of each executive director shall be subject to the rules of accrual, award, vesting and payment established for the annual variable remuneration of the Identified Staff, with the necessary specific features deriving from their status as directors in accordance with the provisions of the Directors’ Remuneration Policy, in line with those applicable to the other members of Senior Management.

●   Accrual and award of Annual Variable Remuneration

To ensure alignment and engagement with the results and long-term sustainability of the Bank, the annual variable remuneration of executive directors (comprising the STI and the LTI) will not accrue, or will be reduced upon accrual, if certain profit and capital ratio levels determined by the Board of Directors are not achieved.

Likewise, the annual variable remuneration will be reduced at the time the executive directors’ performance is assessed, in the event of a downturn in the Group’s results or other parameters, such as the level of achievement of budgeted targets.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Award of the Short-Term Incentive

The STI of each executive director will be calculated taking as reference the Target STI established for each of them, which represents the amount of the STI in the event that 100% of the pre-established objectives are achieved (the “Target STI”), and based on:

(i)  metrics or indicators (both financial and non-financial) subject to an annual measurement period, which take into account the strategic priorities established by the Group, as well as current and future risks (the “Annual Indicators”); and

(ii)   the corresponding scales of achievement, according to the weighting assigned to each Annual Indicator, and based on the targets set for each of them.

The amount of the STI may range between 0% and 150% of the Target STI.

The financial Annual Indicators shall be aligned with the Group’s most significant management metrics and adapted to the respective duties of each executive director, whereas the non-financial ones will be aligned with the Group’s strategic priorities.

All the foregoing as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

Award and calculation of the Long-Term Incentive

The LTI of each executive director shall only be awarded, once the financial year to which it corresponds has ended, if the Group reaches the profit and capital ratio thresholds approved annually by the Board of Directors for the accrual of the annual variable remuneration. Its final amount will be calculated taking the Target LTI established for each executive director as a reference, which represents the amount of the LTI in the event that 100% of the pre-established objectives are achieved (the “Target LTI”), and based on:

(i)  a set of (financial and non-financial) metrics or indicators, with targets set to be met at the end of three years, which take into account the strategy defined by the Group and long-term value creation (the “Long-Term Indicators”); and

(ii)   the corresponding scales of achievement, according to the weighting assigned to each Long-Term Indicator and based on the targets set for each of them.

The final amount of the LTI may range between 0% and 150% of the Target LTI.

In order to drive the achievement of long-term strategic objectives, the financial Long-Term Indicators will prioritise sustained profitability over time and the creation of value for shareholders and the Institution. Meanwhile, the non-financial indicators will be generally linked to the Bank’s sustainability goals and commitments, particularly in the social and climate transition fields.

All the foregoing as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

The sum of the amounts awarded under the STI and the LTI will constitute the annual variable remuneration for the year of each executive director (the “Annual Variable Remuneration” or “AVR”) .

●   Vesting and payment of the Annual Variable Remuneration

Once the Annual Variable Remuneration has been awarded in the financial year following the one to which it corresponds in accordance with the rules set out before, a percentage not exceeding 40% will be vested and paid, if the relevant conditions are met, as a general rule, in the first quarter of the financial year (the “Upfront Portion” of the Annual Variable Remuneration).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In order to ensure that the actual payment of the Annual Variable Remuneration takes place over a period that takes into account the Bank’s business cycle and related risks, the remaining amount, meaning at least 60% of the Annual Variable Remuneration, will be deferred over a period of 5 years and will be paid, if the relevant deferral conditions are met, once each of those 5 years has elapsed (the “Deferred Portion” of the Annual Variable Remuneration, the “Deferred Annual Variable Remuneration” or the “Deferred AVR”). In no event will the Deferred Portion be paid out faster than on a pro-rata basis.

Within this deferral period, the part of the AVR corresponding to the LTI will only start to be paid after the Long-Term Indicators targets’ measurement period (to the result of which its final amount is subject) has elapsed. Therefore, the LTI will form part of the Deferred Portion of the Annual Variable Remuneration of each executive director.

●    Payment in shares or instruments linked to shares

The Upfront Portion of the Annual Variable Remuneration will be paid 50% in cash and 50% in BBVA shares, while the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.

In accordance with the above, the Board of Directors, at the proposal of the Remuneration Committee, may determine that a portion of the Deferred Variable Remuneration in shares be delivered in options on BBVA shares or other types of instruments linked to the shares.

●    Retention period for the shares or instruments

Shares or instruments received as Annual Variable Remuneration shall be withheld for one year running from date of delivery. The foregoing shall not apply to those shares that shall be sold in order to meet the payment of taxes accruing on delivery of the shares and/or instruments.

If an executive director exercises the financial instruments linked to the shares received before one year has elapsed from their delivery, the shares received on settlement shall be subject to the relevant retention period, as just described.

●    Ex-post risk adjustments to the Deferred Portion of the Annual Variable Remuneration

To ensure that the Annual Variable Remuneration is commensurate with the Group’s risks, the Deferred Portion may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

To this end, each year the Board of Directors shall, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, establish the capital and liquidity thresholds which, depending on the level reached, may lead to a reduction, possibly to zero, of the Deferred Annual Variable Remuneration (both in cash and in shares or instruments) awarded pursuant to the Policy and that vests and becomes payable in each financial year, thus ensuring that the Annual Variable Remuneration will be paid only if it is sustainable in view of the Bank’s payment capacity, based on its prevailing capital and liquidity position.

The Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, shall determine the relevant scales of achievement for these thresholds and decide whether the aforementioned ex post risk adjustments should be made and, if so, the amount of the Deferred Portion of the Annual Variable Remuneration that should be reduced.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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●   Malus and clawback arrangements

The entire Annual Variable Remuneration of the members of the Identified Staff, both the part in cash and the part in BBVA shares or in instruments linked to BBVA shares, will be subject to reduction and recovery arrangements (“malus” and “clawback”) during the entire period of deferral and retention of the shares or instruments.

The Policy has added new provisions to the malus and clawback arrangements for executive directors, which the Board of Directors will develop in due course, on the proposal of the Remuneration Committee, in order to comply with recent US regulations applicable to the Bank in relation to this matter.

Furthermore, the new Policy, like the one approved in 2021, provides for the prohibition of using personal hedging strategies or insurance related to Annual Variable Remuneration and liability that undermine the alignment effects with prudent risk management and includes the additional restrictions on the transferability of shares derived from variable remuneration that have been described in section 3.3.1. of this Report.

Below follows a graphical illustration of the rules governing the accrual, award, vesting and payment of the Annual Variable Remuneration19 of executive directors under the new model, using 2023 as the reference year:

19 Payment percentages assuming equal achievement in both incentives.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.3.2. Items of the remuneration system for executive directors 2023

Item	Allocation criteria	Payment	Reference / Amount	Adjustments / Condition
Annual Fixed Remuneration (“AFR”)	● Assigned duties and level of responsibility ● Competitive in the market	Monthly cash payments	Chair (Carlos Torres Vila): EUR 2,924 thousand CEO (Onur Genç): EUR 2,179 thousand	N/A
Remuneration in kind	In line with those granted to Senior Management	Allowances and premiums or payments made by the Bank and charged as remuneration in kind	The amounts will be included in the Annual Directors’ Remuneration Report for 2023.	N/A
Contribution to pension systems	As per contract and Policy (contingencies of retirement, death and disability)	At the time of the contingency (in the form of income or capital in the case of the retirement pension)	Chair: Annual contribution to the pension of EUR 439 thousand, plus premiums for death and disability coverage The amounts will be included in the Annual Directors’ Remuneration Report for 2023.	Terms set forth in his contract and, in any case, provided that he is not removed from office due to serious dereliction of duties
			CEO: No retirement pension. The Bank pays premiums for death and disability insurance The amounts will be included in the Annual Directors’ Remuneration Report for 2023.	Terms set forth in his contract.

Other fixed allowances	As per contract and Policy	Monthly payment	CEO: cash in lieu of pension (30% of AFR) and mobility allowance (EUR 600 thousand)	N/A
Annual Variable Remuneration (“AVR”)

●  STI: 64% of AVR

Award based on the results of Annual Indicators (financial and non-financial), as per the pre-established targets, scales of achievement and weightings, which will be equivalent to the Target STI if 100% of the targets are achieved.

●  LTI: 36% of AVR

Initial award on the basis of meeting the annual profit and capital ratio thresholds and final amount determined on the basis of the outcome of Long-Term Indicators (financial and non-financial), based on pre-established targets, scales of achievement and weightings, which will be equivalent to the Target LTI if 100% of the targets are met.

In cash and shares or instruments linked to shares (more than 50% in shares or instruments)

Maximum of 40% upfront and at least 60% deferred over 5 years. The LTI is part of the Deferred Portion of the AVR.

Target AVR of the Chair:

EUR 3,572 thousand

●  Target STI: EUR 2,286 thousand (64% of the Target AVR)

●  Target LTI: EUR 1,286 thousand (36% of the Target AVR)

Target AVR of the CEO:

EUR 2,672 thousand

●  Target STI: EUR 1,710 thousand (64% of the Target AVR)

●  Target LTI: EUR 962 thousand (36% of the Target AVR)

●    Scales of achievement limited to 150% of Target AVR (Target STI+ Target LTI)

●    Maximum of 200% of fixed remuneration, as resolved by the General Meeting

The amounts will be included in the Annual Directors’ Remuneration Report for 2023.

●  Ex post adjustments if capital and liquidity thresholds are not met (only downward adjustment of Deferred AVR)

●  Malus and clawback arrangements for 100% of the AVR (both in cash and in shares or instruments)

●  Share retention period of 1 year after delivery

Non-compete arrangement	As per contract and Policy	Monthly payment during the non-compete period, after the executive director ceases to hold such office	2 times the AFR (one for each year of the arrangement)	Terms set forth in their contracts and provided that cessation of office is not due to retirement, disability or serious dereliction of duties

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.4.   Remuneration of non-executive directors 2023

The Board of Directors has not approved any changes regarding the remuneration system of non-executive directors for 2023.

A.   Annual fixed allowance

The Board of Directors has not approved changes for 2023 with respect to the amounts of remuneration for non-executive directors approved at its meeting of 29 May 2019, at the proposal of the Remuneration Committee. These amounts will remain in effect until a new Board resolution is passed:

Role	EUR thousand
Member of the Board of Directors	129
Member of the Executive Committee	167
Chair of the Audit Committee	165
Member of the Audit Committee	66
Chair of the Risk and Compliance Committee	214
Member of the Risk and Compliance Committee	107
Chair of the Remuneration Committee	107
Member of the Remuneration Committee	43
Chair of the Appointments and Corporate Governance Committee	115
Member of the Appointments and Corporate Governance Committee	46
Chair of the Technology and Cybersecurity Committee*	107
Member of the Technology and Cybersecurity Committee	43
Deputy Chair	50
Lead Director	80

* At the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this post.

A breakdown of the amounts paid in this regard during the current financial year will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

B.   Remuneration in kind

Pursuant to the Policy, the Bank will pay the corresponding insurance premiums in 2023, which will be allocated to the directors as remuneration in kind.

A breakdown of the amounts paid in kind during the current financial year will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

C.   Fixed remuneration system with deferred delivery of BBVA shares

In accordance with the fixed remuneration system with deferred delivery of BBVA shares to non-executive directors, the number of theoretical shares to be allocated to each non-executive director in 2023 will be equivalent to 20% of the annual fixed allowance in cash received in 2022. The average closing price of the BBVA share during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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that approves the financial statements for the 2022 financial year will be used to calculate the number of theoretical shares.

A breakdown of the theoretical shares allocated during the current financial year will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

6.5.	Remuneration of executive directors 2023

A.	FIXED REMUNERATION

a)	Annual Fixed Remuneration

The Annual Fixed Remuneration of each executive director is determined by the Remuneration Committee and submitted to the Board for approval. In accordance with the Policy, to determine this, and any possible updates to it, the Remuneration Committee takes into account the duties assigned to, and the level of responsibility of, each executive director. It also takes into account market analyses prepared by leading independent consultancy firms for the purpose of establishing remuneration that is commensurate to the duties that they perform, that is competitive in the market and that is aligned with that of comparable institutions, while also considering other factors, such as the average increases in the annual fixed remuneration of members of the Bank’s Senior Management.

Accordingly, the new Policy does not modify the amounts of the Annual Fixed Remuneration of the executive directors for 2023, which, as set out in it, are as follows:

Annual Fixed Remuneration 2023 (EUR thousand)
Chair Carlos Torres Vila	2,924

CEO Onur Genç	2,179

The new Policy does not change either the theoretical relative proportion between the main fixed and variable components of the remuneration of executive directors for 2023, which is as set out in section 3.3. of this Report:

Executive director	Annual Fixed Remuneration	Target Annual Variable Remuneration
Chair	45%	55%
CEO	45%	55%

In any event, the variable component of the remuneration of the executive directors for 2023 shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA Annual General Shareholders’ Meeting approves the resolution proposal under item five on the agenda attached to the notice of meeting and increases this percentage up to a maximum of 200%.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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b)	Remuneration in kind

Executive directors are beneficiaries under healthcare insurance policies taken out by the Bank, which pays the corresponding premiums and allocates them to the directors as remuneration in kind. The Bank also provides executive directors with other remuneration in kind that apply to the Bank’s Senior Management.

A breakdown of the amounts payable in 2023 for the aforementioned items will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

c)	Contributions to pension systems

The remuneration, economic rights and compensation of each executive director are included in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of the executive directors’ contracts are outlined in section 3.3.2. of this Report. The terms of these contracts governing pension systems have not been modified and therefore, for 2023, the conditions applicable in 2022 will remain in effect.

The amounts of contributions and insurance premiums paid in 2023 under these systems will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

d)	Other fixed allowances of the Chief Executive Officer

As indicated in section 3.3.2. above, and in accordance with the provisions of the Policy, the Chief Executive Officer is entitled under his contract to the following fixed remuneration:

●	An annual cash amount, in place of a retirement pension (cash in lieu of pension), equal to 30% of his Annual Fixed Remuneration.

●

An annual cash sum as a mobility allowance, in line with potential commitments made in favour of other expatriate members of Senior Management, the amount of which has been set at EUR 600 thousand per year.

The amount paid for this in 2023 will be detailed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

B.	VARIABLE REMUNERATION

(a)	Annual Variable Remuneration 2023

In accordance with the new Policy submitted for approval at the General Shareholders’ Meeting, the Annual Variable Remuneration of the executive directors for the 2023 financial year will consist of two components: a Short-Term Incentive and a Long-Term Incentive, the features and rules on accrual, award, vesting and payment of which are as set out in section 6.3.2. above.

Short-Term Incentive 2023

The Short-Term Incentive for each executive director shall be calculated on the basis of a Target STI determined by the Board of Directors at the proposal of the Remuneration Committee, which represents

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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the amount of the Short-Term Incentive in the event that 100% of the previously defined targets are reached.

For 2023, the Target Short-Term Incentive of each executive director (which represents, in each case, 64% of the Target Annual Variable Remuneration), is as follows:

Target Short-Term Incentive 2023 (EUR thousand)
Chair Carlos Torres Vila	2,286
CEO Onur Genç	1,710

2023 STI Annual Indicators

The Annual Indicators used to calculate the Short-Term Incentive for 2023 and their corresponding weightings, as approved by the Board of Directors at the proposal of the Remuneration Committee, are as follows:

Type	Annual Indicators 2023 AVR (2023)		Executive directors Weighting
Financial indicators	Results	Attributable profit	20%
	Profitability	Return on Regulatory Capital (RORC)	20%
	Efficiency	Cost-to-income ratio	20%

Non-financial indicators	Customer satisfaction	Net Promoter Score (NPS)	15%
	Customer growth	Target customers	15%
	Sustainable development	Mobilisation of sustainable financing	10%

In order to make it easier for shareholders to monitor the performance of the indicators used to calculate Annual Variable Remuneration, as a new element for 2023, the individual indicators for each executive director (related to their roles and responsibilities) have been removed. The results of these indicators were assessed overall, based on the Bank’s progress towards the strategic aspects to be pursued by each executive director. This will provide full traceability of the performance of the indicators, their results and their effect on the calculation of variable remuneration.

Therefore, the set of indicators includes financial indicators aligned with the Group’s most relevant management metrics, appropriate to the functions of the executive directors, and non-financial indicators aligned with the Group’s strategic priorities.

In particular, the financial indicators relate to the capacity to generate profits, efficiency (cost-to-income), return on capital, and the present and future risks implicit in the results, while the non-financial indicators relate to the degree of customer satisfaction, customer growth and sustainable development and climate change.

Each Annual Indicator will have a related target and scales of achievement, which are approved by the Board of Directors, following a report by the Remuneration Committee. In the case of the financial indicators, the degree of budgetary compliance will be taken into account. The scales of achievement are

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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based on the Target Short-Term Incentive, which, as indicated above, represents the amount of the Short-Term Incentive if 100% of the previously defined targets are reached.

The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI, such that the maximum theoretical STI opportunity for each executive director is limited to 1.5 times their Target STI.

The Short-Term Incentive for financial year 2023 will be subject to the accrual, award, vesting and payment rules set out in the new Policy.

Long-Term Incentive 2023

The Long-Term Incentive will only be awarded if the Group reaches the profit and capital ratio thresholds approved in 2023 by the Board of Directors for the accrual of the Annual Variable Remuneration.

Its final amount will be calculated taking as a reference the Target LTI determined for each executive director by the Board of Directors, following a report by the Remuneration Committee, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved, and based on the result of the Long-Term Indicators, taking into account the target set for each of them and the associated achievement scales.

For 2023, the Target Long-Term Incentive of each executive director (which represents, in each case, 36% of the Target Annual Variable Remuneration) is as follows:

Target Long-Term Incentive for 2023 (EUR thousand)
Chair Carlos Torres Vila	1,286
CEO Onur Genç	962

2023 LTI Long-Term Indicators

The Long-Term Indicators set for the calculation of the final amount of the Long-Term Incentive for 2023, as approved by the Board of Directors, following a report by the Remuneration Committee, are as follows:

Type	Long-Term Indicators – 2023 AVR * (2024-2026)		Executive directors Weighting
Financial indicators	Results	Tangible Book Value (TBV) per share	40%
	Value creation	(Relative Total Shareholder Return (TSR)	40%
Non-financial indicators	Sustainability	Decarbonisation of the portfolio	15%
		Percentage of women in management positions	5%

*Once the Long Term Incentive has been awarded (in 2024), subject to first meeting the profit and capital ratio levels in 2023, targets to be met on 31 December 2026 by the Long-Term Indicators (used to determine its final amount) will be set considering the evolution of these indicators since 1 January 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In order to promote the achievement of long-term strategic objectives, Financial Long-Term Indicators will prioritise sustained profitability over time and the creation of value for shareholders and the Bank, and non-financial indicators will be linked to the goals and commitments undertaken by the Bank with regard to sustainability and, particularly in the social and climate transition fields.

Each Long-Term Indicator will have a related target and a scale of achievement for that target, approved by the Board of Director, following a report by the Remuneration Committee. The scales of achievement are based on the Target Long-Term Incentive, which, as indicated above, represents the amount of the Long-Term Incentive if 100% of the previously defined targets are reached.

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI, such that the maximum theoretical LTI opportunity for each executive director is limited to 1.5 times their Target LTI.

Thus, after verifying the level reached with respect to the profit and capital ratio thresholds approved by the Board of Directors for the accrual of the Annual Variable Remuneration corresponding to financial year 2023, the LTI will initially be awarded at its maximum theoretical amount, equivalent to 150% of the Target LTI, with the determination of its final amount, which may range between 0% and 150% of the Target LTI, being subject to the result of the Long-Term Indicators:

		(EUR thousand)

Estimation Long-Term Incentive 2023

Level of achievement LTI	Chair	CEO

0%	0	0

100%	1,286	962

150%	1,929	1,443

Therefore, the LTI initially awarded could only vest at its maximum amount in the event that the result obtained for all the Long-Term Indicators measured at the 2026 year-end, reaches a degree of achievement of 150% with respect to the established targets, representing a clear over-achievement of the targets.

In this way, the structure of the Long-Term Incentive, that forms part of the Annual Variable Remuneration for executive directors, seeks to motivate the over-achievement of the targets, to create greater value for shareholders and the Institution and maximise achievement of the BBVA Group’s strategic priorities.

The 2023 Long-Term Incentive will be subject to the accrual, award, vesting and payment rules set out in the new Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Both the Annual and Long-Term Indicators, financial and non-financial, are directly linked to the Strategic Priorities of the BBVA Group:

Rules on the vesting and payment of 2023 Annual Variable Remuneration

Once the Annual Variable Remuneration has been awarded, a percentage of no more than 40% will be vested and paid, if the relevant conditions are met, in the first quarter of the financial year 2024.

In order to ensure that the effective payment of the Annual Variable Remuneration takes place over a period that takes into account the Bank’s business cycle and related risks, the remaining amount, meaning at least 60% of the Annual Variable Remuneration, will be deferred over a period of 5 years and will be paid, if the relevant conditions are met, once each of those 5 years has elapsed (in 2025, 2026, 2027, 2028 and 2029). The Deferred Annual Variable Remuneration will not be paid out faster than on a pro-rata basis.

Within this deferral period, the part of the Annual Variable Remuneration corresponding to the Long-Term Incentive will only start to be paid after the Long-Term Indicators targets’ measurement period (to the result of which its final amount is subject) has elapsed. Therefore, the Long-Term Incentive will form part of the Deferred Portion of the Annual Variable Remuneration of each executive director.

The Upfront Portion of the Annual Variable Remuneration will be paid 50% in cash and 50% in BBVA shares, while the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.

To ensure that the Annual Variable Remuneration is commensurate with the Group’s risks, the Deferred Portion may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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To this end, each year the Board of Directors shall, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, establish the capital and liquidity thresholds which, depending on the level reached, may lead to a reduction, possibly to zero, of the Deferred Annual Variable Remuneration (both in cash and in shares or instruments) awarded pursuant to the Policy and that vests and becomes payable in each financial year, thus ensuring that the Annual Variable Remuneration will be paid only if it is sustainable in view of the Bank’s payment capacity, based on its prevailing capital and liquidity position.

The Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, shall determine the relevant scales of achievement for these thresholds and decide whether the aforementioned ex post risk adjustments should be made and, if so, the amount of the Deferred Portion of the Annual Variable Remuneration that should be reduced.

In addition, the amount of the 2023 Deferred AVR paid in shares and/or in instruments linked to shares that ultimately vests will, in any event, incorporate the implicit adjustments inherent to the fluctuations of the BBVA share price.

In addition, the Annual Variable Remuneration corresponding to the financial year 2023, comprising the STI and the LTI, will be subject to the remaining rules applicable to the Annual Variable Remuneration of the executive directors as established in the new Policy, which include: (i) the retention of shares or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the cash portion of the Deferred Annual Variable Remuneration; (iv) malus and clawback arrangements for 100% of the AVR, both the cash part and the part in shares or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%.

As such, the new Policy, in the same manner as the one previously in force, includes different measures to reduce exposure to excessive risk and adjust remuneration to the Institution’s long-term interests, as outlined in sections 2 and 6 of this Report, as part of the description of the variable remuneration system applicable to Identified Staff and to executive directors, including the specific rules on the vesting and payment of Annual Variable Remuneration.

6.6.	Other matters relating to 2023 financial year

A.	Payments due to termination of contractual relationship

The Bank has undertaken no commitments to pay indemnities to its directors upon termination of their contractual relationship, nor has it made any other commitments to make payments resulting from the early cessation of their positions, beyond those matters disclosed in this Report.

B.	Post-contractual non-compete arrangement

As indicated in section 3.3.2., the contracts of executive directors contain post-contractual non-compete arrangements, the terms of which are set out in the Directors’ Remuneration Policy. The new Policy makes no changes to the post-contractual non-compete arrangements in place under the previous policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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C.	Loans, advances and guarantees

Directors are not awarded any remuneration in the form of or resulting from advances, loans or guarantees.

D.	Remuneration paid by other Group companies

A breakdown of any amounts that may be paid in this regard in 2023 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

At the date of this Report, there are no remuneration items other than those previously described. No additional remuneration, or remuneration other than that indicated in this Report, is expected to be accrued by directors during the current financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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APPENDIX 1

Peer group of comparable institutions for remuneration purposes

Banco Santander	Spain

CaixaBank	Spain

BNP Paribas	France

Société Générale	France

Barclays	United Kingdom

HSBC	United Kingdom

Lloyds Banking Group	United Kingdom

Deutsche Bank	Germany

Commerzbank	Germany

UniCredito Italiano	Italy

Intesa Sanpaolo	Italy

ING Group	Netherlands

Scotiabank	Canada

Banorte	Mexico

This group of peer institutions, as approved by the Board of Directors, on the proposal of the Remuneration Committee, in 2022, is used to determine remuneration that is commensurate to the role performed by the directors and competitive with the remuneration received for equivalent roles across the Bank’s main peer institutions. It is also the group that will be used for the purpose of the TSR Multi-year Performance Indicator corresponding to the 2022 Deferred Annual Variable Remuneration.

The group of peer institutions to be used for the purpose of the Long-Term Indicator corresponding to the 2023 LTI will be approved by the Board of Directors, on the proposal of the Remuneration Committee, in 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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APPENDIX 2

Peer group of comparable institutions for the purpose of the TSR indicator for the 2019 Deferred AVR
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredito Italiano	Italy
Intesa San Paolo	Italy
Bank of America	United States
Citigroup	United States
Wells Fargo	United States
Scotiabank	Canada
ING Group	Netherlands

This group of peer entities is the group used for the purposes of the TSR Multi-year Performance Indicator corresponding to the 2019 Deferred Annual Variable Remuneration of executive directors, as approved by the Board of Directors at its meeting of 10 February 2020.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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APPENDIX 3

Alignment with the Template of CNMV Circular 4/2013

Below is a table of equivalences detailing the location in this Report of the contents set out in the Template of Annual Report on the Remuneration of Directors of Listed Companies contained in Annex I of CNMV Circular 4/2013.

Sections of the Template set out in Annex I of CNMV Circular 4/2013	Report on the Remuneration of BBVA Directors

A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

A.1.1 Explain the current director remuneration policy applicable to the year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

Section 6. Directors’ Remuneration Policy applicable in 2023

Such specific determinations for the current year as the board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy approved by the General Shareholders’ Meeting must be described, as regards directors’ remuneration both in their capacity as such and for executive duties carried out.

Sections 6.4. Remuneration of non-executive directors in 2023 and 6.5 Remuneration of executive directors in 2023

In any case, the following aspects must be reported, as a minimum:

a) Description of the procedures and company bodies involved in determining, approving and applying the remuneration policy and its terms and conditions.

b) Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

c) Information on whether any external advisors took part in this process and, if so, their identity.

Section 6.1. Decision-making process for approval of the Policy and Appendix 2 (peer group)

d) Procedures set forth in the current directors’ remuneration policy for applying temporary exceptions to the policy, conditions under which those exceptions may be used and components that may be subject to exceptions according to the policy.

Section 6.1. Decision-making process for approval of the Policy

A1.2 Relative importance of variable remuneration items vis-à-vis fixed remuneration (remuneration mix) and the criteria and objectives taken into consideration in their determination and to ensure an appropriate balance between the fixed and variable components of the remuneration.

Section 6.5. Remuneration of executive directors in 2023

In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align it with the long-term objectives, values and interests of the company, which will include, as the case may be, mention of the measures taken to ensure that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of personnel whose professional activities have a material impact on the risk profile of the company and measures in place to avoid conflicts of interest.

Section 6. Directors’ Remuneration Policy applicable in 2023 and, by reference, sections 2. BBVA Group’s General Remuneration Policy and 3. Directors’ Remuneration Policy applicable in 2022

Furthermore, indicate whether the company has established any period for the accrual or vesting of certain variable remuneration items, in cash, shares or other financial instruments, any deferral period in the payment of amounts or delivery of accrued and vested financial instruments, or whether any clause has been agreed reducing the deferred remuneration not yet vested or obliging the director to return remuneration received, when such remuneration has been based on figures that have since been clearly shown to be inaccurate.

Section 6. Directors’ Remuneration Policy applicable in 2023 and, by reference, section 2.2. Special provisions applicable to the Identified Staff and section 3.3.1. Items of the remuneration system for executive directors and section 6.3.2. Directors’ Remuneration Policy applicable in 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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A.1.3 Amount and nature of fixed components that are due to be accrued during the year by directors in their capacity as such.	Section 6.4. Remuneration of non-executive directors in 2023 and, by reference, section 4.2. Remuneration accrued by non-executive directors in 2022
A.1.4 Amount and nature of fixed components that are due to be accrued during the year for the performance of senior management functions of executive directors.	Section 6.5. Remuneration of executive directors in 2023 and, by reference, section 4.3 Remuneration accrued by executive directors in 2022
A.1.5 Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.

Section  6.4. Remuneration of non-executive directors in 2023 and, by reference, section 4.2. Remuneration accrued by non-executive directors in 2022; and section 6.5. Remuneration of executive directors in 2023 and, by reference, section 4.3 Remuneration accrued by executive directors in 2022

A.1.6 Amount and nature of variable components, differentiating between those established in the short and long terms.

Financial and non-financial, including social, environmental and climate change parameters selected to determine variable remuneration for the current year, explaining the extent to which these parameters are related to performance, both of the director and of the company, and to its risk profile, and the methodology, necessary period and techniques envisaged to be able to determine the effective degree of compliance, at the end of the year, with the parameters used in the design of the variable remuneration, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 6.5. Remuneration of executive directors in 2023, sub-section B. a) (Annual Variable Remuneration) and, by reference, section 4.3 Remuneration accrued by executive directors in 2022, sub-section B a) (Annual Variable Remuneration)

Indicate the range, in monetary terms, of the different variable components according to the degree of fulfilment of the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.

Section 6.5. Remuneration of executive directors in 2023, sub-section B. a) (Annual Variable Remuneration).

A.1.7 Main characteristics of long-term savings schemes. Among other information, indicate the contingencies covered by the scheme, whether it is a defined contribution or a defined benefit scheme, the annual contribution that has to be made to defined contribution schemes, the benefits to which directors are entitled in the case of defined benefit schemes, the vesting conditions of the economic rights of directors and their compatibility with any other type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director.

Indicate whether the accrual or vesting of any of the long-term savings plans is linked to the attainment of certain objectives or parameters relating to the director’s short- or long-term performance.

Section 6.5. Remuneration of executive directors in 2023, subsection A. c) (Pension system contributions) and, by reference, sections 3.3.2. Main terms and conditions of the executive directors’ contracts and section and section 6.3.2. Directors’ Remuneration Policy applicable in 2023

A.1.8 Any type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director, whether at the company’s or the director’s initiative, as well as any type of agreement reached, such as exclusivity, post-contractual non competition, minimum contract term or loyalty, that entitles the director to any kind of remuneration.

Section 6.6. Other matters relating to the 2023 financial year and, by reference, section 3.3.2. Main terms and conditions of the executive directors’ contracts

A.1.9 Indicate the conditions that the contracts of executive directors performing senior management functions must contain. Among other things, information must be provided on the duration, limits on amounts of indemnification, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to signing bonuses, as well as remuneration or golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or agreement on non-competition, exclusivity,

Section 6.5. Remuneration of executive directors in 2023 and, by reference, section 3.3.2. Main terms and conditions of the executive directors’ contracts

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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minimum contract terms and loyalty, and post-contractual non-competition, unless these have been explained in the previous section.

A.1.10 The nature and estimated amount of any other supplementary remuneration that will be accrued by directors in the current year in consideration for services rendered other than those inherent in their position.

A.1.11 Other items of remuneration such as any deriving from the company’s granting the director advances, loans or guarantees or any other remuneration.

A.1.12 The nature and estimated amount of any other planned supplementary remuneration to be accrued by directors in the current year that is not included in the foregoing sections, whether paid by the company or by another group company.

Section 6.6. Other matters relating to the 2023 financial year As of the date of this Report, there are no remuneration items other than those described.

A.2 Explain any significant change in the remuneration policy applicable in the current year resulting from:

a) A new policy or an amendment to a policy already approved by the General Meeting.

b) Significant changes in the specific determinations established by the board for the current year regarding the remuneration policy in force with respect to those applied in the previous year.

c) Proposals that the Board of Directors has agreed to submit to the general shareholders’ meeting to which this annual report will be submitted and for which it is proposed that they be applicable to the current year.

Section 6. Directors’ Remuneration Policy applicable in 2023.
A.3 Identify the direct link to the document containing the company’s current remuneration policy, which must be available on the company’s website.	Section 6. Directors’ Remuneration Policy applicable in 2023

A.4 Explain, taking into account the data provided in Section B.4, how account has been taken of the voting of shareholders at the General Shareholders’ Meeting to which the annual report on remuneration for the previous year was submitted on a consultative basis.

Section 5. CNMV statistical appendix

B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR LAST ENDED
B.1.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report.	Section 4. Results of the Policy in 2022

This information will include the role played by the remuneration committee, the decisions taken by the Board of Directors and the identity and role of any external advisors whose services may have been used in the process of applying the remuneration policy in the year last ended.

Section 4.1. Activities of the Corporate Bodies in 2022
B.1.2 Explain any deviation from the procedure established for the application of the remuneration policy that has occurred during the year.	Section 4. Results of the Policy in 2022 There was no deviation from the procedure for applying the Policy in the financial year last ended.

B.1.3 Indicate whether any temporary exception has been applied to the remuneration policy and, if so, explain the exceptional circumstances that have led to the application of these exceptions, the specific components of the remuneration policy affected and the reasons why the entity believes that these exceptions have been necessary to serve the long-term interests and sustainability of the company as a whole or ensure its viability.

Similarly, quantify the impact that the application of these exceptions has had on the remuneration of each director over the year.

Section 4. Results of the Policy in 2022 No temporary exception to the Policy was applied during the financial year last ended.

B.2 Explain the different actions taken by the company in relation to the remuneration system and how they have contributed to reducing exposure to excessive risks, aligning it with the long-term objectives, values and interests of the company, including a reference to the measures adopted to ensure that the long-term results of the company have been taken into consideration in the remuneration accrued.

Section 2. BBVA Group’s General Remuneration Policy and, in particular, section 2.2. Special provisions applicable to the Identified Staff; section 3.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Ensure that an appropriate balance has been attained between the fixed and variable components of the remuneration, the measures adopted in relation to those categories of personnel whose professional activities have a material effect on the company’s risk profile and the measures in place to avoid any possible conflicts of interest.

Directors’ Remuneration Policy applicable in 2022 and, in particular, section 3.3.1. Elements of the remuneration system for executive directors; and section 4. Results of the Policy in 2022 and, in particular, section 4.3 Remuneration accrued by executive directors in 2022, sub-section B (Variable Remuneration).

B.3 Explain how the remuneration accrued and consolidated over the financial year complies with the provisions of the current remuneration policy and, in particular, how it contributes to the company’s long-term and sustainable performance.

Section  3.2. Remuneration system for non-executive directors; section 3.3. Remuneration system for executive directors; and in particular, section 3.3.1. Elements of the remuneration system for executive directors; and section 4. Results of the Policy in 2022

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, if applicable, how variations in the company’s performance have influenced changes in directors’ remuneration, including any accrued remuneration payment of which has been deferred, and how such remuneration contributes to the short- and long-term results of the company.

Section  4. Results of the Policy in 2022 and, in particular, section 4.3 Remuneration accrued by executive directors in 2022, sub-section B (Variable Remuneration) and, in particular, the sections titled “Link between 2022 AVR and results”, “Vesting and payment rules applicable to the 2022 AVR” and “Relationship between 2019 Deferred AVR and result”.

B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

Section 5. CNMV statistical appendix

B.5 Explain how the fixed components accrued and vested during the year by the directors in their capacity as such were determined, their relative proportion with regard to each director and how they changed with respect to the previous year.

Section 4.2. Remuneration accrued by non-executive directors in 2022

B.6 Explain how the salaries accrued and vested by each of the executive directors over the past financial year for the performance of management duties were determined, and how they changed with respect to the previous year.

Section 4.3 Remuneration accrued by executive directors in 2022 and, in particular, sub-section A. a) (2021 Annual Fixed Remuneration).

B.7 Explain the nature and the main characteristics of the variable components of the remuneration systems accrued and vested in the year last ended.

In particular:

a) Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

b) In the case of share options and other financial instruments, the general characteristics of each plan must include information on the conditions both for acquiring unconditional ownership (vesting) of these options or financial instruments and for exercising them, including the exercise price and period.

c) Each director that is a beneficiary of remuneration systems or plans that include variable remuneration, and his or her category (executive director, external proprietary director, external independent director or other external director).

Section  3.3.1. Elements of the remuneration system for executive directors; and section 4.3 Remuneration accrued by executive directors in 2022 and, in particular,

sub-section B (Variable Remuneration).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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d) Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other financial instruments, if any.

–   Explain the short-term variable components of the remuneration systems

–   Explain the long-term variable components of the remuneration systems

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of malus (reduction) or clawback clauses, why they were implemented and the financial years to which they refer.

Section 4.5. Other matters relating to the 2022 financial year In the 2022 financial year, the variable remuneration of executive directors was not reduced or clawed back.

B.9 Explain the main characteristics of the long-term savings schemes where the amount or equivalent annual cost appears in the tables in Section C, including retirement and any other survivor benefit, whether financed in whole or in part by the company or through internal or external contributions, indicating the type of plan, whether it is a defined contribution or defined benefit plan, the contingencies covered, the conditions on which the economic rights vest in favour of the directors and their compatibility with any type of indemnification for early termination or cessation of the contractual relationship between the company and the director.

Section 3.3.2. Main terms and conditions of the executive directors’ contracts; and Section 4.3 Remuneration accrued by executive directors in 2022 subsection A. c) (Contribution to pension schemes in 2022)

B.10 Explain, where applicable, the indemnification or any other type of payment deriving from the early cessation, whether at the company’s or the director’s initiative, or from the termination of the contract in the terms provided therein, accrued and/or received by directors during the year last ended.

Section 3.3.2. Main terms and conditions of the executive directors’ contracts; and Section 4.5. Other matters relating to the 2022 financial year

B. 11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions, such as executive directors, and, if so, explain them. In addition, explain the main conditions of the new contracts signed with executive directors during the year, unless these have already been explained in Section A.1

Section 3. Directors’ Remuneration Policy applicable in 2022 and, in particular, Section 3.3.2. Main terms and conditions of the executive directors’ contracts
B.12 Explain any supplementary remuneration accrued by directors in consideration of the provision of services other than those inherent in their position.	Section 4.5. Other matters relating to the 2022 financial year As of the date of this Report, there are no remuneration items other than those described.

B.13 Explain any remuneration deriving from advances, loans or guarantees granted, indicating the interest rate, their key characteristics and any amounts returned, as well as the obligations assumed on their behalf by way of guarantee.

Section 4.5. Other matters relating to the 2022 financial year
B.14 Itemise the remuneration in kind accrued by the directors during the year, briefly explaining the nature of the various salary components.

Section 4.2. Remuneration accrued by non-executive directors in 2022 , sub-section B (Remuneration in kind); and Section 4.3 Remuneration accrued by executive directors in 2022, sub-section A. b) (Remuneration in kind and other benefits in 2021).

B.15 Explain the remuneration accrued by the director by virtue of payments made by the listed company to a third company in which the director provides services when these payments seek to remunerate the director’s services to the company.	Section 4.5. Other matters relating to the 2022 financial year As of the date of this Report, there are no remuneration items other than those described.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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B.16 Explain and detail the amounts accrued in the year in relation to any other remuneration concept other than that set forth above, whatever its nature or the group entity that pays it, including all benefits in any form, such as when it is considered a related-party transaction or, especially, when it significantly affects the true image of the total remuneration accrued by the director. Explain the amount granted or pending payment, the nature of the consideration received and the reasons for those that it would have been considered, if applicable, that it does not constitute remuneration to the director in their capacity as such or in consideration for the performance of their executive functions and whether or not it has been considered appropriate to be included among the amounts accrued under the “Other concepts” heading in Section C.

Section 4.5. Other matters relating to the 2022 financial year As of the date of this Report, there are no remuneration items other than those described.

C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR	Section 5. CNMV statistical appendix

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 15, 2023	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors